Execution Version

PURCHASE AGREEMENT
BY AND AMONG
MUELLER WATER PRODUCTS, INC.
As Parent,

MUELLER GROUP, LLC
As Seller,

and

USP HOLDINGS INC.
As the Purchaser,
DATED AS OF MARCH 7, 2012

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5.4	Confidentiality; Access to Information	20
5.5	Disclosure of Certain Matters	21
5.6	Employees and Company Plans	21
5.7	Fees and Expenses	23
5.8	Tax Matters	23
5.9	Records and Documents	24
5.10	Litigation Support	25
5.11	Support Arrangements	25
5.12	Administration of Workers' Compensation Claims	25
5.13	Cooperation with Financing	26
5.14	Interim Financial Statements	26
5.15	No Negotiation	26
5.16	Non-Competition	27
5.17	Bank Accounts	27
5.18	Directors and Officers	28
5.19	Right of First Refusal	28
5.20	Restricted Payments	28
5.21	Environmental	28
5.22	Executive Payments	29
5.23	Release of Intercompany Claims	29

ARTICLE VI	CONDITIONS TO THE TRANSACTION	29

6.1	Conditions to Obligations of Each Party	29
6.2	Additional Conditions to Obligations of Seller and Parent	30
6.3	Additional Conditions to the Obligations of Purchaser	30

ARTICLE VII	TERMINATION	32

7.1	Termination	32
7.2	Notice of Termination; Effect	32

ARTICLE VIII	INDEMNIFICATION	32

8.1	Survival of Representations and Warranties	32
8.2	Indemnification by Parent and Seller	33
8.3	Indemnification by Purchaser	34
8.4	Terms and Conditions of Indemnification	34
8.5	Indemnification Payments Constitute Adjustments to Purchase Price	35
8.6	No Double Recovery	35
8.7	Exclusivity	36

ARTICLE IX	GENERAL PROVISIONS	36

9.1	Notices	36
9.2	Interpretation	37
9.3	Counterparts; Facsimile Signatures	37
9.4	Entire Agreement; Third Party Beneficiaries	37
9.5	Severability	37
9.6	Other Remedies; Specific Performance	37
9.7	Governing Law	37
9.8	Rules of Construction	37
9.9	Assignment	37
9.10	Amendment	37
9.11	Extension; Waiver	38
9.12	Dispute Resolution	38
9.13	Currency and Payment Obligations	38

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Annexes, Exhibits, and Schedules
Annexes
Annex A            -    Permitted Fees
Annex B            -    UCC Financing Statements
Annex C            -     Related Party Agreements
Annex D        -    Retained Liabilities

Exhibits
Exhibit A        -    Definitions
Exhibit B        -    Form of Transition and Shared Services Agreement
Exhibit C        -    Form of Patent License Agreement
Exhibit D        -    Form of Assignment and Assumption Agreement
Exhibit E-1        -    Form of Trademark Assignment Agreement
Exhibit E-2        -    Form of Trademark Cooperation Agreement
Exhibit F        -    Form of Guaranty
Exhibit G        -    Form of Employee Leasing Agreement

Schedules -- Seller Disclosure Schedule
Section 3.4        -    Conflicts
Section 3.5        -    Consents
Section 3.6        -    Title to Assets and Properties; Absence of Encumbrances
Section 3.7        -    Financial Statements and Schedules
Section 3.8        -    Ordinary Course
Section 3.9        -    Litigation
Section 3.10        -    Intellectual Property
Section 3.11        -    Environmental Matters
Section 3.12        -    Taxes
Section 3.13        -    Employee Benefit Plans
Section 3.14        -    Employee Matters
Section 3.15        -    Insurance
Section 3.16        -    Brokers' and Finders' Fees; Third Party Expenses
Section 3.17        -    Contracts
Section 3.18        -    No Breach of Material Contract
Section 3.19        -    Affiliate Transactions
Section 3.20        -    Compliance with Laws; Licenses
Section 3.21        -    Accounts Receivable
Section 3.22        -    Inventory
Section 3.23        -    Product Warranty/Liabilities
Section 3.24        -    Customers and Suppliers
Section 5.1        -    Restructuring
Section 5.6        -    Employees and Company Plans
Section 5.11        -    Support Arrangements
Section 5.16        -    Non-Competition
Section 5.17        -    Bank Accounts

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PURCHASE AGREEMENT
THIS PURCHASE AGREEMENT, dated as of March 7, 2012 (the “Agreement”), is made and entered into by and among (i) USP Holdings Inc., a Delaware corporation (“Purchaser”), (ii) Mueller Group, LLC, a Delaware limited liability company (“Seller”), and (iii) Mueller Water Products, Inc., a Delaware corporation (“Parent”). Purchaser, Seller and Parent are sometimes individually referred to herein as a “Party” or collectively as the “Parties.”
W I T N E S S E T H:
WHEREAS, Seller is the beneficial and record owner of (i) one thousand (1,000) membership interests in United States Pipe and Foundry Company, LLC, an Alabama limited liability company (“U.S. Pipe”), representing all of the outstanding membership interests in U.S. Pipe (the “U.S. Pipe Units”), and (ii) one (1) membership interest in Fast Fabricators, LLC, a Delaware limited liability company (“Fast Fabricators” and, together with U.S. Pipe, each a “Company” and together, the “Companies”), representing all of the outstanding membership interests in Fast Fabricators (the “Fabricator Units” and, together with the U.S. Pipe Units, the “Company Units”);
WHEREAS, Seller desires to sell, transfer and deliver to Purchaser, and Purchaser desires to purchase, acquire and assume, from Seller, all of Seller's right, title and interest in the Company Units, free and clear of all Encumbrances;
WHEREAS, Seller desires to effect the Restructuring, as more fully described herein, to the extent practicable, prior to the Closing, which Restructuring shall be on terms and conditions reasonably acceptable to Purchaser; and
WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with, and establish various conditions precedent to, the consummation of the transactions contemplated by this Agreement, all as more fully set forth herein.
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, the Parties agree as follows:
ARTICLE I
DEFINITIONS

1.1    Definitions. Capitalized terms used in this Agreement shall have the meanings specified in Exhibit A or elsewhere in this Agreement.

ARTICLE II
SALE AND PURCHASE OF EQUITY

2.1    Sale and Purchase of Company Units. Subject to the terms and conditions herein set forth, at the Closing, Seller will sell, assign, convey, transfer and deliver to Purchaser, free and clear of any Encumbrances, and Purchaser will purchase and accept from Seller, all of the issued and outstanding Company Units (the “Sale”).

2.2    Closing. The closing of the Sale (the “Closing”) shall be held at the offices of Bryan Cave LLP, 1201 West Peachtree Street, Atlanta, Georgia, 30309 at a time and date to be specified by the Parties, which shall be no later than the Third Business Day after the satisfaction or waiver of the conditions set forth in Article VI (other than conditions which by their nature may only be satisfied at the Closing), or at such other time and location as the Parties shall otherwise agree (the date on which the Closing takes place is herein referred to as the “Closing Date”). The Closing shall be deemed to occur at 12:01 a.m. Atlanta, Georgia time on the Closing Date.

2.3    Purchase Price; Payment Instructions.

(a)For purposes of this Agreement, the term “Purchase Price” means the amount equal to Eighty Nine Million Eight Hundred Thousand Dollars ($89,800,000), as adjusted as provided herein.

(b)On the Closing Date, Purchaser shall deliver to Seller an amount equal to (i) Eighty Nine Million Eight Hundred Thousand Dollars ($89,800,000), plus (ii) the amount, if any, by which the Estimated Net Working Capital is greater than the Net Working Capital Target, minus (iii) the amount, if any, by which the Estimated Net Working Capital is less than the Net Working Capital Target, minus (iv) the amount, if any, by which the Estimated Net Indebtedness is greater than the Net Indebtedness Target, plus (v) the amount, if any, by which the amount of the Estimated Net Indebtedness is less than the Net

Indebtedness Target.

(c)All payments from Purchaser to Seller made pursuant to this Agreement or any other Ancillary Agreement shall be made in U.S. dollars by wire transfer of immediately available funds to the bank account(s) identified in writing by Parent; provided, however, that Seller may, by written notice delivered to Purchaser at least three (3) Business Days prior to the applicable payment date, direct Purchaser to wire transfer any payment to a different account as set forth in such written notice.

2.4    Purchase Price; Adjustments. The Purchase Price shall be subject to adjustment as set forth below, and all references in this Agreement to the Purchase Price shall be deemed to be the Purchase Price as adjusted pursuant to this Section 2.4.
(a)Net Working Capital Adjustment.

(i)Parent will prepare or cause to be prepared in good faith and delivered to Purchaser not later than three (3) Business Days prior to the Closing Date, an estimated combined balance sheet of the Companies prepared in accordance with the Accounting Principles, as of the Closing (the “Estimated Closing Balance Sheet”), together with a written statement setting forth in reasonable detail its good faith estimate of Net Working Capital (the “Estimated Net Working Capital”) and Net Indebtedness (the “Estimated Net Indebtedness”) as of the Closing using the appropriate data from the Estimated Closing Balance Sheet (the “Estimated Closing Statement”).

(ii)If the Estimated Net Working Capital is less than the Net Working Capital Target, then the Purchase Price shall be reduced dollar-for-dollar by the amount of such difference, and if the Estimated Net Working Capital is greater than the Net Working Capital Target, then the Purchase Price shall be increased dollar-for-dollar by the amount of such difference.
(iii)If Net Working Capital, as finally determined pursuant to this Section 2.4, is less than the Estimated Net Working Capital, then the Purchase Price shall be reduced dollar-for-dollar by the amount of such difference. If Net Working Capital, as finally determined pursuant to this Section 2.4, is greater than the Estimated Net Working Capital, then the Purchase Price shall be increased dollar-for-dollar by the amount of such difference.

(b)Net Indebtedness Adjustment.

(i)If the Estimated Net Indebtedness is less than the Net Indebtedness Target, then the Purchase Price shall be increased dollar-for-dollar by the amount of such difference, and if the Estimated Net Indebtedness is greater than the Net Indebtedness Target, then the Purchase Price shall be reduced dollar-for-dollar by the amount of such difference.
(ii)If Net Indebtedness, as finally determined pursuant to this Section 2.4, is greater than Estimated Net Indebtedness, then the Purchase Price shall be reduced dollar‑for‑dollar by the amount of such difference. If Net Indebtedness, as finally determined pursuant to this Section 2.4, is less than Estimated Net Indebtedness, then the Purchase Price shall be increased dollar‑for‑dollar by the amount of such difference.

(c)Closing Balance Sheet; Schedule of Adjustments. The determination of the adjustments, if any, required to be made to the Purchase Price pursuant to clauses (a) and (b) of this Section 2.4 shall be made pursuant to the following provisions:

(i)As promptly as practical, but in no event more than sixty (60) days after the Closing Date, Purchaser shall prepare or cause to be prepared a combined balance sheet of the Companies as of immediately prior to the Closing (the “Closing Balance Sheet”), as well as a calculation of Net Working Capital and Net Indebtedness, and deliver to Parent the Closing Balance Sheet, as well as calculations of Net Working Capital, Net Indebtedness and the adjustments, if any, required to be made to the Purchase Price pursuant to clauses (a) and (b) of this Section 2.4 (the “Schedule of Adjustments”). The Schedule of Adjustments shall be accompanied by reasonable supporting documentation containing reasonable detail as to the components or calculations of Net Working Capital, Net Indebtedness and Transaction Expenses. The Closing Balance Sheet shall be prepared in accordance with the Accounting Principles. The Parties agree that any proposed adjustments to the Estimated Net Working Capital or the Estimated Net Indebtedness will not involve changes in or challenges to the accounting methodologies, policies or procedures that were made in accordance with the Accounting Principles.

(ii)During the thirty- (30) day period following the delivery by Purchaser of the Closing Balance Sheet, as well as the calculations of Net Working Capital, Net Indebtedness and the Schedule of Adjustments, Parent and its advisors may review the Closing Balance Sheet and such supporting documentation and shall have reasonable access during normal business hours to Purchaser's and the Companies' personnel as may be reasonably necessary to permit Parent and its advisors to review in detail the manner in which the Closing Balance Sheet and the calculations of Net Working Capital and Net

Indebtedness were prepared. If Purchaser fails to provide Parent the Closing Balance Sheet or Schedule of Adjustments, if any, within sixty (60) days after the Closing Date, the Estimated Closing Balance Sheet and the Estimated Closing Statement shall be final and binding on the Parties. Purchaser and Parent shall, and shall cause the Companies, as well as their respective advisors, to reasonably cooperate with one another in facilitating the preparation of the Closing Balance Sheet and its review. Upon completion of such review, Parent shall give any comments or objections it has with respect to the Closing Balance Sheet and the calculations of Net Working Capital and Net Indebtedness to Purchaser in writing within such thirty (30) day period (the “Objection Letter”). Purchaser and Parent shall use their reasonable best efforts to resolve any differences and issues set forth in the Objection Letter. If no Objection Letter is delivered or the matters set forth in the Objection Letter are so resolved, then the Closing Balance Sheet, as adjusted for any changes as are agreed by Parent and Purchaser, shall be final and binding on the Parties. If the matters raised in the Objection Letter cannot be resolved between Purchaser and Parent within fifteen (15) days of delivery of the Objection Letter, the question or questions in dispute shall then be submitted within an additional ten (10) days to an accounting firm of recognized standing mutually agreeable to Parent and Purchaser (other than Parent's auditors and Purchaser's auditors) (the “Independent Auditor”), the decision of which as to such question or questions in dispute shall be final and binding on the Parties. The Independent Auditor shall be instructed to resolve solely the question or questions in dispute within thirty (30) days of submission. Each Party shall cooperate with and assist the Independent Auditor in its determination, including by making available and granting reasonable access to records and employees. The fees of Purchaser and the Companies' advisors incurred in connection with the preparation of the Closing Balance Sheet, as well as the calculation of Net Working Capital, Net Indebtedness and the Schedule of Adjustments, shall be borne by Purchaser, and the fees of Parent's advisors incurred in connection with its review of the Closing Balance Sheet, as well as the calculation of Net Working Capital, Net Indebtedness and the Schedule of Adjustments, shall be borne by Parent. The cost of the Independent Auditor shall be paid by the Party whose aggregate estimate of the disputed amount or amounts, as the case may be, differs most greatly from the determination of the Independent Auditor. If the Parties' aggregate estimates of the disputed amount or amounts differ equally from the determination of the Independent Auditor, the cost of the Independent Auditor shall be borne equally by the Parties.

(iii)If it is determined pursuant to this clause (c) that the Purchase Price paid at the Closing is less than the Purchase Price as adjusted pursuant to clauses (a) and (b) of this Section 2.4, Purchaser shall remit such difference to Seller.
(iv)If it is determined pursuant to this clause (c) that the Purchase Price paid at the Closing is greater than the Purchase Price as adjusted pursuant to clauses (a) and (b) of this Section 2.4, Seller shall remit such difference to Purchaser.
(v)Any cash payment to be made as a result of adjustments made in accordance with clauses (a) and (b) shall be paid within five (5) Business Days of the final determination of such adjustments by wire transfer of immediately available funds. Any such payment shall be made to such account or accounts as may be designated in writing by the Party entitled to such payment at least two (2) Business Days prior to the date that such payment is to be made.

2.5    Purchase Price Allocation.

(a)Seller and Purchaser agree that (i) the sale and purchase of the Company Units shall be treated for U.S. federal and state income Tax purposes as the sale and purchase of all the assets of U.S. Pipe and Fast Fabricators and (ii) the Purchase Price, adjusted in accordance with this Agreement and modified to the extent required for U.S. federal income Tax purposes, shall be allocated among the assets of U.S. Pipe and Fast Fabricators for all Tax purposes in a manner consistent with Section 1060 of the Code and the Treasury Regulations promulgated thereunder. No later than ninety (90) days after the Closing Date, Purchaser shall deliver to Seller a prepared Form 8594 and any required exhibits thereto (the “Asset Acquisition Statement”) allocating the Purchase Price (as adjusted and modified) among the assets of U.S. Pipe and Fast Fabricators in a manner consistent with this Section 2.5 and any Purchase Price allocation that is agreed upon at Closing, which shall be subject to the reasonable approval of Seller.

(b)Seller shall have a period of fifteen (15) Business Days after the delivery of the Asset Acquisition Statement (the “Response Period”) to notify Purchaser of any objections Seller may have to the allocations set forth therein (an “Objection Notice”). Unless Seller timely objects, such Asset Acquisition Statement shall be binding on the Parties without further adjustment, absent manifest error.

(c)If Seller shall raise any objections within the Response Period, Purchaser and Seller shall use their reasonable best efforts to resolve such dispute. If the parties fail to agree within fifteen (15) days after the delivery of the Objection Notice, then the disputed items shall be resolved by an Independent Auditor selected pursuant to the procedures set forth in Section 2.4(b), whose determination shall be final and binding on the Parties, absent manifest error. The Independent Auditor shall resolve the dispute within thirty (30) days after the dispute has been referred to it. The fees and expenses of such Independent Auditor shall be borne by Purchaser.
(d)The Asset Acquisition Statement, as finally determined, shall be amended by Purchaser and Seller consistent with Section 1060 and other applicable Tax law to reflect any adjustments to the Purchase Price hereunder. For all Tax purposes, Purchaser and Seller shall report the transactions contemplated by this Agreement in a manner consistent with the Allocation Schedule as it may be amended from time to time and the terms of this Agreement, and unless otherwise required by Law, neither Purchaser nor Seller will take any position inconsistent therewith in any Tax Return. Seller and Purchaser shall provide a copy of the filed Form 8594 to the other party, upon request.

2.6    Reimbursement of Payments. In the event that Seller (and/or any Seller's Affiliates) receive any payment either (i) belonging to Purchaser or the Companies or (ii) inadvertently paid by Purchaser to Seller, Seller (and/or any Seller's Affiliates) shall hold such payment in trust for Purchaser or the Companies, as applicable and remit such payment to Purchaser or the Companies, as applicable, in the form received within five (5) Business Days of receipt of such payment. In the event that after the Closing Date the Companies or Purchaser receive any payment (i) belonging to the Seller or Parent or (ii) inadvertently paid by Seller to Purchaser, the Purchaser or the Companies, as applicable, shall hold such payment in trust for the Seller or Parent, as applicable and remit such payment to Seller or Parent, as applicable, in the form received within five (5) Business Days of receipt of such payment.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER AND PARENT

Except for the representations and warranties of Seller and Parent contained in this Article III (in each case, as modified by the (i) specific disclosures made (to the extent expressly identified as disclosures relating to the Companies) in Parent's most recent annual report on Form 10-K filed with the SEC and any other forms, reports, schedules, registration statements and proxy statements filed with the SEC from November 29, 2011 through the date hereof under the Securities Act or the Exchange Act, other than disclosures referred to in the “Risk Factors” section of such reports; and (ii) disclosure schedules with respect thereto, which are attached hereto and made a part hereof (the “Seller Disclosure Schedule”)), none of Seller, Parent or any other Person makes any other express or implied representation or warranty (whether oral or written) with respect to Seller, Parent, either Company or any other Person or the transactions contemplated by this Agreement, and each of Seller, the Companies and Parent disclaims any other representations or warranties, whether made by any of their respective Representatives or otherwise expressed or implied. The Seller Disclosure Schedule contains specific reference to the Section of this Article III as to which the information stated in such disclosure relates; provided, however, that the inclusion of any fact or item disclosed in any Section or subsection of the Seller Disclosure Schedule shall be deemed disclosed and incorporated in each other Section of the Seller Disclosure Schedule where it is expressly cross-referenced therein. Purchaser acknowledges and agrees that it has not relied on any representations and warranties other than the express representations and warranties set forth in this Article III. In addition, all representations and warranties of Seller and Parent as of the date hereof assume that the Restructuring has occurred and has been completed in accordance with Section 5.1(b) of the Seller Disclosure Schedule. Each of Seller and Parent represents and warrants to Purchaser as follows:
3.1    Organization, Standing and Power.

(a)Parent is a corporation, and Seller is a limited liability company, each of which is duly organized, validly existing and in good standing under the Laws of Delaware. Each of Seller and Parent has the power and authority to own, use, license, lease and operate its Assets and Properties and to carry on its business as it is now being conducted and is duly qualified, licensed or admitted to do business and is in good standing in each jurisdiction in which the ownership, use, licensing, leasing or operation of its business makes such qualification, licensing or admission necessary, except where the failure to be so qualified would not have a Material Adverse Effect.

(b)Each Company is a limited liability company duly formed, validly existing and in good standing under the laws of the state of its formation. Each Company has full limited liability company power and authority to own, lease or operate its Assets and Properties and to carry on its business as now being conducted. Each Company is duly qualified to transact business and is in good standing as a foreign limited liability company in each jurisdiction wherein its ownership or leasehold possession of property or the conduct of its business requires such qualification, except where the failure to be so qualified would not have a Material Adverse Effect on such Company. Complete and correct copies of the Articles of Organization and the Operating Agreement of U.S. Pipe, each dated as of September 23, 2005 (as may be amended after the date hereof with the prior written consent of Purchaser, the “U.S. Pipe LLC Agreement”), and the Limited Liability Agreement of Fast Fabricators, dated as of November 23, 2006 (as may be amended after the date hereof with the prior written consent of Purchaser, the “Fabricators LLC Agreement” and with the U.S. Pipe LLC Agreement, the “LLC Agreements”), have been made available to Purchaser. Neither Company is in violation of any of the provisions of its respective LLC Agreement that are in effect as of the date hereof.

(c)Neither Company has any Subsidiaries, and neither Company owns (of record or beneficially) any capital stock or other equity securities of any other corporation, limited liability company, general or limited partnership, firm, association or business organization, entity or enterprise.

3.2    Capitalization and Equity Ownership.

(a)Parent is the lawful owner of one hundred percent (100%) of the issued and outstanding equity interests of Seller. Seller is the lawful owner of the Company Units, and Seller has good and valid title to the Company Units, free and clear of any and all Encumbrances. Seller's Company Units constitute one hundred percent (100%) of the issued and outstanding equity interests of each Company, all of which have been duly authorized and validly issued, are fully paid and non-assessable, were issued in accordance with the registration or qualification provisions of relevant Laws, or pursuant to valid exemptions therefrom. Except for the Company Units, no other equity or ownership interests of either Company is issued or outstanding and there are no outstanding subscriptions, options, warrants, convertible securities, commitments or demands of any character, preemptive or otherwise or any other rights whatsoever for the purchase or sale of securities with respect to either Company, other than the U.S. Pipe LLC Agreement or the Fabricators LLC Agreement. Except for the LLC Agreements, there are no voting trust agreements or other contracts, agreements or arrangements restricting voting or dividend rights or transferability with respect to the Company Units or that provide for the sale, issuance, purchase, redemption or voting of, or dividend rights or transferability with respect to, the Company Units. There are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to either Company.

(b)Other than this Agreement and the Ancillary Agreements, there are no Contracts relating to the issuance, sale, voting, redemption, purchase or transfer of any Company Units or any other debt or equity securities or ownership interests of either Company or any other right to participate in the income, equity or the election of managers or officers of either Company.

3.3    Authority. Each of Parent and Seller has all requisite corporate or limited liability power, as applicable, and authority to enter into this Agreement and each other Ancillary Agreement to which it is a party and to carry out the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and each other Ancillary Agreement to which Parent or Seller is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate or limited liability action, as applicable, required on the part of Parent or Seller. This Agreement has been, and the Ancillary Agreements to which Parent or Seller is a party will be, duly executed and delivered by Parent or Seller, as applicable. No other corporate or limited liability act or proceeding on the part of Parent or Seller is necessary to authorize this Agreement and each other Ancillary Agreement to which Parent or Seller is a party or the transactions contemplated hereby and thereby, and this Agreement and each other Ancillary Agreement to which Parent or Seller is a party constitutes the valid and legally binding obligations of Parent or Seller, as applicable, and is enforceable against Parent or Seller, as applicable, in accordance with its terms, except as may be limited by bankruptcy, reorganization, insolvency or other similar Laws affecting the enforcement of creditors' rights in general and subject to general principles of equity.

3.4    No Conflicts. Except as listed in Section 3.4 of the Seller Disclosure, the execution and delivery by each of Seller and Parent of this Agreement and the Ancillary Agreements to which it is a party, and the consummation by each of Seller and Parent of the transactions contemplated hereby and thereby do not and will not:

(a)conflict with, or result in any violation of, the Certificate of Incorporation or bylaws of Parent or the articles of organization and operating agreement of Seller or either Company (collectively, the “Charter Documents”);

(b)assuming compliance with the matters described in Section 5, conflict with, or result in a violation of, in any material respect, any Law or Order applicable to Seller, Parent, or either Company;

(c)assuming compliance with the matters described in Section 3.5 and receipt of consents listed in Section 3.5 of the Seller Disclosure Schedule, (i) conflict with or result in a material violation or breach of, (ii) constitute a material default (or an event that, with or without notice or lapse of time or both, would constitute a default) under, (iii) require Seller or Parent to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, (iv) materially impair any Company right of or result in or give to any Person any right of termination, cancellation, acceleration or modification in or with respect to, (v) result in or give to any Person any additional rights or entitlement to increased, additional, accelerated or guaranteed payments or performance under, or (vi) result in the loss of any material benefit under any of the terms, conditions or provisions of, any Material Contract; or

(d)result in the creation or imposition of (or the obligation to create or impose) any Encumbrance upon the Company Units or the business or any of the material Assets and Properties of either Company.

3.5    No Consents. Except as set forth in Section 3.5 of the Seller Disclosure Schedule, no consent, approval, license,

order or authorization of, or registration, declaration or filing with, notice to or waiver from any Governmental Entity or any other Person is required by or with respect to the business or any of the Assets and Properties of either Company or Seller or Parent in connection with the execution and delivery of this Agreement or the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby, except for such filings required by the HSR Act.

3.6    Title to Assets and Properties, Company Units and Rights in Licensed Assets and Properties; Absence of Encumbrances.

(a)Except as set forth in Section 3.6(a) of the Seller Disclosure Schedule, each Company has good and valid title to all of its Assets and Properties (including fee simple title to all Owned Real Property) free and clear of any Encumbrances, except for Permitted Encumbrances, and none of the Assets and Properties of either Company is subject to any preemptive right, or right of first refusal. Except as set forth in Section 3.6(a) of the Seller Disclosure Schedule, each Company has a lease, license or other form of authorization to Licensed Assets and Properties that is valid, binding and enforceable in accordance with their terms on the Company which is a party thereto and to the Knowledge of Seller, is valid, binding and enforceable on each counterparty thereto. Except as listed in Section 3.6(a) of the Seller Disclosure Schedule, all Assets and Properties and Licensed Assets and Properties of each Company are in good operating condition and repair, reasonable wear and tear and ordinary maintenance requirements excepted, and are suitable and adequate for use in the ordinary course of the business. Except as set forth in Section 3.6(a) of the Seller Disclosure Schedule, the Assets and Properties currently owned by each Company or the Licensed Assets and Properties currently leased or licensed by each Company are sufficient in order to conduct the Business consistent in all material respects with the manner in which such Company has conducted its business in the twelve (12) month period preceding the Closing Date.

(b)Section 3.6(b) of the Seller Disclosure Schedule contains a true, complete and correct list of all (i) real property owned by a Company (“Owned Real Property”), (ii) real property leased by a Company (“Leased Real Property” and together with the Owned Real Property, the “Real Property”) and (iii) personal property leased by a Company with annual aggregate rental payments in excess of $50,000, and each Company has previously made available to Purchaser true, complete and correct copies of all documents relating to such leases. Except as set forth in Section 3.6(b) of the Seller Disclosure Schedule, neither Company has subleased or otherwise granted to any Person the right to use or occupy or purchase any Real Property. All of the Real Property Leases and Personal Property Leases are valid, binding and enforceable in accordance with their terms on the Company which is a party thereto, except as may be limited by bankruptcy, reorganization, insolvency or other similar Laws affecting the enforcement of creditors' rights in general and subject to general principles of equity, and to the Knowledge of Seller, is valid, binding and enforceable on each counterparty thereto. Neither Company is in default under any material provision of such lease applicable to it, and there has not occurred any event that, either alone or with the giving of notice or lapse of time or both, would constitute a default by a Company under any material provision of a Real Property Lease or a Personal Property Lease.

(c)There are now in full force and effect duly issued certificates of occupancy permitting the Real Property and improvements located thereon to be legally used and occupied as the same are now constituted. All of the Real Property has permanent rights of access to dedicated public highways. No fact or condition exists which would prohibit or adversely affect the ordinary rights of access to and from the Real Property from and to the existing highways and roads and there is no pending or, to the Knowledge of Seller, threatened restriction or denial, governmental or otherwise, upon such ingress and egress. There is not (i) to the Knowledge of Seller any claim of adverse possession or prescriptive rights involving any of the Real Property, (ii) any structure located on any Real Property which encroaches on or over the boundaries of neighboring or adjacent properties, (iii) any structure of any other party which encroaches on or over the boundaries of any of such Real Property, or (iv) except as set forth on Section 3.6(c) of the Seller Disclosure Schedule, any structure located on any Real Property that encroaches on or over the boundaries of any setback areas or other areas established by applicable local zoning ordinances. Except as set forth in Section 3.6(c) of the Seller Disclosure Schedule, none of the Real Property is located in a flood plain, flood hazard area, wetland or lakeshore erosion area within the meaning of any Law, regulation or ordinance. No public improvements have been commenced and, to the Knowledge of Seller, none are planned which in either case may result in special assessments against or otherwise materially adversely affect any Real Property. The Owned Real Property is not subject to any easements, covenants, conditions, restrictions, ordinances or such other limitations on title so as to make such Owned Real Property unusable for its current use or the title uninsurable or unmarketable.

(d)Since January 1, 2011, neither any Company nor Seller or Parent has received written notice of any, and to the Knowledge of Seller, there is not any (i) planned or proposed increase in assessed valuations of any Real Property, (ii) Order requiring repair, alteration, or correction of any existing condition affecting any Real Property or the systems or improvements thereat, (iii) condition or defect which could give rise to an order of the sort referred to in “(ii)” above, or (iv) underground storage tanks, or any structural, mechanical, or other defects of material significance affecting any Real Property or the systems or improvements thereat (including, but not limited to, inadequacy for normal use of mechanical systems or disposal or water systems at or serving the Real Property). No work that has been done or labor or materials that has or have been furnished to any Real

Property during the period of six (6) months immediately preceding the date of this Agreement could result in liens being filed against any of the Real Property in any such case where payment for such work or materials has not been accrued in the Financial Statements.

(e)Neither the whole nor any portion of the Real Property or any other assets of Company is subject to any Order to be sold or is being condemned, expropriated or otherwise taken by any Government Entity with or without payment of compensation therefor, nor to the Knowledge of Seller, has any such condemnation, expropriation or taking been proposed.

3.7    Financial Statements and Schedules.

(a)Parent has made available to Purchaser true, correct and complete copies of the unaudited financial statements of each Company, copies of which are attached to Section 3.7(a) of the Seller Disclosure Schedule, which include (i) the balance sheet and statement of operations as of and for the twelve (12) month periods ended September 30, 2010 and September 30, 2011 and (ii) the balance sheet (the “Recent Balance Sheet”) and statement of operations as of and for the four (4) month period ended January 31, 2012 (together, the “Financial Statements”). Except as disclosed in Section 3.7(a) of the Seller Disclosure Schedule, the Financial Statements (x) present fairly, in all material respects, in conformity with the Accounting Principles, the financial condition of the Companies as at the dates thereof and the results of operations for the respective periods covered thereby, subject to (i) the absence of footnote disclosures, and (ii) changes resulting from normal immaterial year-end adjustments. Except as set forth in the Financial Statements, none of the companies maintain any “off-balance-sheet arrangement” within the meaning of Item 303 of Regulation S-K under the Securities Act of 1933 and (y) were compiled from books and records regularly maintained by management of the Companies used to prepare the financial statements of the Companies.

(b)Neither Company has any Liability, loss or obligation of any nature (whether absolute, contingent, or otherwise) that would if known to the Company on the Closing Date, in accordance with GAAP be disclosed on a balance sheet except for (a) Liabilities included or reflected on the balance sheet dated as of September 30, 2011 (which is included in the Financial Statements) or (b) Liabilities or performance obligations arising subsequent to September 30, 2011 in the ordinary course of business consistent with past practice.

(c)To the Knowledge of Seller, there has been no fraud, whether or not material, that involves management or employees of the Companies who have a significant role in the internal control over financial reporting of the Companies. Neither the Companies nor, to the Knowledge of Seller, any banking, financial or other outside advisors or independent accountants of the Companies has received any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Companies or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that either Company has engaged in questionable or fraudulent accounting or auditing practices.

3.8    Ordinary Course. Since October 1, 2010 until the date of this Agreement, each Company has conducted its business in the ordinary course consistent with past practice and there has not occurred any change, event or condition (whether or not covered by insurance) that has had or would reasonably be expected to have a Material Adverse Effect on either Company. In addition, without limiting the generality of the foregoing, since October 1, 2010 until the date of this Agreement, and except as set forth in Section 3.8 of the Seller Disclosure Schedule, neither Company has:

(a)except in the ordinary course of business consistent with past practice, entered into or terminated any strategic alliance, joint development or joint marketing Contract;

(b)authorized, declared, set aside or paid any distributions to any Person on the capital stock of such Company other than distributions to Seller;

(c)issued, or agreed to issue, any equity interests in any Company, or options, warrants or other rights of any kind to acquire any such equity interests, whether by purchase or conversion or exchange of other equity interests or other securities;

(d)except in the ordinary course of business consistent with past practice, (i) entered into any employment or consulting contract or commitment (whether oral or written), (ii) paid or agreed or made any commitment to pay any discretionary or stay bonus, to any Employee or independent contractor of or consultant to a Company, or (iii) adopted, amended, terminated or increased benefits under any Company Plan, in any case that resulted or would reasonably be expected to result in a material expense or Liability to a Company;

(e)made, granted or approved any (i) grant of any equity or equity-related award pertaining to the securities of a Company or any change in the vesting schedule applicable thereto, or (ii) increase in salary, rate of commissions, rate of consulting fees or other compensation of any current director, officer, or key Employee of a Company (other than annual increases consistent with past practices), or made any pension, retirement, profit-sharing, bonus or other employee welfare or benefit payment or contribution, other than payments or contributions required by a Company Plan as in effect on October 1, 2011;

(f)except in the ordinary course of business consistent with past practice, (i) entered into, amended or terminated any Contract between any Company and any shareholder, director or officer of any Company (or with any relative, beneficiary, spouse or Affiliate of any such Person); (ii) entered into, amended or terminated any Contract to which any Company is (or was) a party; or (iii) released or waived any material claims or rights under any Material Contract to which the Company is (or was) a party;

(g)made or changed any election in respect of any Tax, adopted or changed any accounting method in respect of any Tax, entered into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement, settlement or compromise of any claim or assessment in respect of any Tax, or consented to any extension or waiver of the limitation period applicable to any claim or assessment in respect of any Tax;

(h)except as reflected in the Financial Statements, made any material change in accounting policies, principles, methods, practices or procedures;

(i)except in the ordinary course of business consistent with past practice, borrowed any amount except borrowing from Parent, Seller or any bank or other similar financial institutions or otherwise incurred any Indebtedness (including any Indebtedness of any other Person, the payment of which any Company is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, either severally or jointly with any other Person, whether contingent or otherwise);

(j)sold, transferred, or otherwise disposed of any of its Assets and Properties with a fair market value in excess of $100,000 individually or $500,000 in the aggregate with regard to a series of similar items, other than the sale of inventory in the ordinary course of business consistent with past practice;

(k)except in the ordinary course of business consistent with past practice, made any capital expenditures or commitments in excess of $500,000 individually or $1,000,000 in the aggregate with regard to a series of similar items;

(l)experienced any damage, destruction or loss (whether or not covered by insurance) to any of its Assets and Properties or Licensed Assets and Properties in excess of $1,000,000;

(m)licensed, sold or otherwise transferred any rights in Company-Owned Intellectual Property to any Person;

(n)except in the ordinary course of business consistent with past practice, made any material change in connection with its accounts payable or accounts receivable terms, policies or procedures;

(o)merged or consolidated with, acquired any interest in or acquired a substantial portion of the assets or business of any Person; or

(p)agreed, whether in writing or otherwise, to take any action described in this Section 3.8.

3.9    Litigation.

(a)Except as set forth in Section 3.9(a) of the Seller Disclosure Schedule, there are no, and there have not been any since October 1, 2011, material Actions or Proceedings pending or, to the Knowledge of Seller, threatened against either Company, Seller or Parent or any of their respective, Assets and Properties or the Licensed Assets and Properties.

(b)Except as set forth in Section 3.9(b) of the Seller Disclosure Schedule, (i) neither Company nor any of their respective Assets and Properties is subject to any material Order relating to the conduct of the business of either Company and (ii) there is no judgment, decree or Order applicable to Seller, Parent or either Company which could reasonably be expected to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement or the Ancillary Agreements.

3.10    Intellectual Property.

(a)Each Company owns all rights, title and interest in and to the Company-Owned Intellectual Property.

Except as set forth in Section 3.10(a) of the Seller Disclosure Schedule, no Action or Proceeding, claim or challenge by any other Person to any rights, title or interests, of such Company with respect to such Company-Owned Intellectual Property or any Company-Licensed Intellectual Property is pending against a Company or has been threatened in writing against a Company that is yet unresolved.

(b)Each Company possesses rights to the Company-Owned Intellectual Property and the Company-Licensed Intellectual Property sufficient for the conduct of the respective business of such Company as conducted in the twelve (12) month period preceding the Closing Date. Section 3.10(b) of the Seller Disclosure Schedule lists all IP Licenses other than commercially available shrink-wrap or click-wrap Software license agreements.

(c)Except as set forth in Section 3.10(c) of the Seller Disclosure Schedule, to the Knowledge of Seller, (i) no other Person has infringed, violated or misappropriated any Company-Owned Intellectual Property; and (ii) neither the Company-Owned Intellectual Property nor the conduct of the business of each Company as conducted during the twelve (12) month period preceding the Closing Date infringe, violate or misappropriate any proprietary Intellectual Property right or any contractual right in Intellectual Property of any other Person.

(d)Except as set forth in Section 3.10(d) of the Seller Disclosure Schedule, neither Company pays any royalties or other consideration for the right to use any Intellectual Property. Neither Company has taken or failed to take any action, and to the Seller's Knowledge no other event has occurred that could subject any IP License to termination or otherwise cause any such IP License not to be in effect as of the Closing Date. Neither Company is presently in material breach, and neither is alleged per a written notice of presently being in breach, under any IP License as of the Closing Date.

(e)Section 3.10(e) of the Seller Disclosure Schedule lists, with respect to the Company-Owned Intellectual Property, all (i) issued Patents and pending Patent applications, (ii) registered Trademarks, trade names and service marks; (iii) registered Copyrights; (iv) registered Domain Names; and (v) any other Company-Owned Intellectual Property that is the subject of an application, certificate or registration issued by any Governmental Authority in each case listing the jurisdictions in which each has been issued or registered or in which any application for such issuance and registration has been filed.

(f)Section 3.10(f) of the Seller Disclosure Schedule lists (i) all material licenses and sublicenses in effect as of the Closing Date as to which either Company is a party and pursuant to which any Person is authorized by a Company to use or has obtained some other rights to any Company-Owned Intellectual Property or Company-Licensed Intellectual Property and (ii) all agreements either Company has entered into which prohibits or restricts its use of Company-Owned Intellectual Property.

(g)Except as set forth in Section 3.10(g) of the Seller Disclosure Schedule, to the Knowledge of Seller, all Company-Owned Intellectual Property and all applications, certificates and registrations for all Company-Owned Intellectual Property involving registered Patents, Trademarks, Copyrights and Domain Names are valid and subsisting. Subject to Section 3.10(g) of the Seller Disclosure Schedule, all necessary registration, maintenance, renewal fees, annuity fees and taxes due as of the Closing Date that are in connection with any such Company-Owned Intellectual Property registered before any Governmental Entity have been paid.

(h)To the Knowledge of Seller, the Companies have complied in all material respects with all agreements governing the disclosure and use of Proprietary Information. The Companies have used commercially reasonable efforts to maintain the confidentiality and proprietary of all Proprietary Information of the Companies.

3.11    Environmental Matters. Except as set forth in the Environmental Disclosure Schedule or with respect to Non-Transferred Properties:

(a)All of the operations of both Companies comply, in all material respects, with all applicable Environmental Laws, and neither Company, nor any other Person for whose conduct either Company is or may be held responsible, is subject to any material Environmental Liabilities. Neither Company has received any yet unresolved written citation, directive, inquiry, notice, Order, summons, warning, request for information, or other written communication from a Governmental Entity that relates to (i) Hazardous Materials, or (ii) any alleged, actual, or potential violation of or failure to comply with any Environmental Laws.

(b)Neither Company has: (y) used, generated, stored, treated, disposed, handled or placed any Hazardous Material on, in, at, under, around or affecting any property currently or formerly owned, operated, occupied or leased by the Company or Parent (including, without limitation, property owned or leased pursuant to the Real Property Leases), except in material compliance with all Environmental Laws; or (z) disposed of, transported, sold, distributed, or manufactured any product, substance or material of such Company which is or contains any Hazardous Material, except in material compliance with all

Environmental Laws. There has been no material Release or threatened Release of Hazardous Material by either Company on, in, at, under, around or affecting any property currently or formerly owned, operated, occupied or leased by either Company (including, without limitation, property owned or leased pursuant to the Real Property Leases), or at any off-site property where either Company has disposed of or arranged for the disposal of Hazardous Materials, that constitutes an Environmental Liability of either Company.

(c)To the Seller's Knowledge, (i) the Companies hold, and each Company is in compliance with, in all material respects, all permits required under the Environmental Laws for the lawful operation of the business as conducted during the preceding one (1) year period (“Environmental Permits”), and (ii) each Environmental Permit is valid and in full force and effect, and will remain in effect immediately after the Closing so as to allow the Companies to operate in compliance with Environmental Laws after Closing without interruption.

(d)There are no planned capital expenditures which, in the aggregate exceed $100,000, required to reduce, offset, limit or otherwise control pollution and/or emissions, manage waste or otherwise ensure compliance with Environmental Laws (including, without limitation, costs of remediation, or required implementation of noise or pollution control equipment).

(e)Neither Parent nor the Companies have retained or assumed by contract any Environmental Liability of any third party in connection with the Business or the Owned Real Property or the Leased Real Property or any property formerly owned, operated or leased by either Company that would reasonably be expected to lead to any future Environmental Liability of a Company.

(f)True and correct copies of (i) all material non-routine, written reports of environmental inspections, investigations, studies, audits, tests, reviews or other analyses; and (ii) all as yet unresolved written citations, directives, inquiries, notices, Orders, summonses, warnings, requests for information, or other written communications indicating or alleging material non-compliance with Environmental Laws, in each case with respect to the Business, the Owned Real Property or the Leased Real Property or any property formerly owned, operated or leased by either Company which document conditions that could reasonably be expected to lead to any Environmental Liability of a Company in the possession or reasonable control of the Seller, the Parent, or the Companies have been provided to the Purchaser.

(g)Neither this Agreement nor the consummation of the transactions contemplated hereby (including the Restructuring) will result in any obligations for site investigation, cleanup or remediation, or notification or disclosure to or consent pursuant to the Connecticut Transfer Act, also known as the Connecticut Property Transfer Program, Connecticut General Statutes Section 22a-134 et seq., or the New Jersey Industrial Site Recovery Act, New Jersey Statutes §§ 13:1D-1, et seq., 13:1K-6, 58:10-23.11a, et seq. and New Jersey Administrative Code, Title 7, Chapter 26B (collectively, the “Transfer Acts”).

3.12    Taxes.

(a)Each Company is and has been since September 23, 2005, in the case of U.S. Pipe, and November 20, 2006, in the case of Fast Fabricators, a “disregarded entity” under Treasury Regulations § 301.7701-3(b)(ii) and applicable provisions of State income tax laws, and Parent has included all items of income, expense, deductions and credit of each Company on its federal and applicable state income Tax Returns for all periods since September 23, 2005, in the case of U.S. Pipe, and January 4, 2007, in the case of Fast Fabricators. Except as set forth in Section 3.12(a) of the Seller Disclosure Schedule, Parent, Seller and each Company (or Parent on its behalf) has duly and timely filed all material Tax Returns required to be filed by it and has paid all Taxes which are due, all material Tax Returns required to be filed by or on behalf of a Company are true, complete and accurate in all material respects. Neither Company has requested any extension of time within which to file any Tax Return which Tax Return has not yet been filed. Except as set forth in Section 3.12(a) of the Seller Disclosure Schedule, there are no outstanding waivers by either Company of any statute of limitations in respect of Taxes and no outstanding extensions by either Company of the time in which to assess a Tax or collect a deficiency. There are no pending requests by either Company to enter into an agreement or waiver extending any statute of limitations in respect of Taxes.

(b)Except as set forth in Section 3.12(b) of the Seller Disclosure Schedule, (i) there is no claim for any Tax that is an Encumbrance against any of the Assets and Properties of either Company or that is being asserted against either Company with respect to any of their respective Assets and Properties, except for Permitted Encumbrances, (ii) there is no audit of any Tax Return relating to a Company or any of the Assets and Properties of a Company is being conducted by any Taxing Authority and none has been threatened in writing by any Taxing Authority, and (iii) neither Company has received any written notice from any Taxing Authority relating to any issue which could adversely affect the Tax Liability of the Company in any material respect. Except for any payroll processor or similar entity, neither Company has granted any power of attorney that is currently in force with respect to any Taxes or Tax Returns.

(c)Each Company has, or caused to be, withheld all material amounts required to be withheld by Law from payment made to any Person, whether that Person is regarded as an Employee, independent contractor, or otherwise, in the conduct of each Company's business. Each Company has, or caused to be, timely paid to the appropriate Taxing Authority all material amounts so withheld or otherwise due in connection with all such payments, and has, or caused to be, timely filed all requisite returns with the Taxing Authorities with respect to such Taxes. Neither Company is a party to any Tax proceeding with respect to the withholding of material Taxes from any payments made in the conduct of its business. Neither Company is or has been required to make any adjustment pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign Tax law by reason of any change in any accounting method, there is no application pending with any Taxing Authority requesting permission for any change in any accounting method for Tax purposes and no Taxing Authority has proposed any such adjustment or change in accounting method.

(d)Neither Company has received a written claim by any Taxing Authority in a jurisdiction where it does not file Tax Returns that such Company is or may be subject to taxation by that jurisdiction.

(e)Except as set forth in Section 3.12(e) of the Seller Disclosure Schedule, neither Company (i) has been a member of an affiliated group filing a combined, consolidated, or unitary Tax Return (other than a group the common parent of which was Parent), (ii) has any Liability for, or any indemnification or reimbursement obligation with respect to, Taxes of any Person under Treasury Regulation §1.1502-6 (or any similar provision of state, local, or foreign law) or as transferee or successor, or (iii) is a party to any tax sharing agreement, tax indemnity obligation or similar agreement, arrangement or practice with respect to Taxes which is currently in effect or will become effective following the date hereof, other than this Agreement or leases of real or personal property entered into in the ordinary course of business.

(f)Neither Company has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g)Neither Company is subject to Tax in any non-U.S. jurisdiction by virtue of (i) having a permanent establishment or other place of business or (ii) having a source of income in that jurisdiction.

3.13    Employee Benefit Plans.

(a)Section 3.13(a) of the Seller Disclosure Schedule contains a true and complete list of each (i) “employee benefit plan” (within the meaning of Section 3(3) of ERISA), (ii) all medical, dental, life insurance, equity bonus or other incentive compensation, disability, salary continuation, severance, retention, retirement, pension and deferred compensation, and (iii) any other plans, agreements, trust funds or arrangements (whether written or unwritten, insured or self-insured) that provide compensation or benefits (A) established, maintained, sponsored or contributed to (or with respect to which any obligation to contribute has been undertaken) by a Company on behalf of any Employee, officer, director, stockholder or other service provider of a Company (or their beneficiaries or dependents), or (B) with respect to which a Company or any of its ERISA Affiliates has or has had any obligation on behalf of any such Employee, officer, director, stockholder or other service provider or beneficiary (collectively, the “Company Plans”). Section 3.13(a) of the Seller Disclosure Schedule identifies those Company Plans for which any Company is the sole or main plan sponsor (the “Company-Sponsored Plans”). Each Company Plan complies in all material respects in form and has been maintained and operated in all material respects in accordance with its terms and applicable Law, and each ERISA plan administrator of any such Company Plan has complied in all materials respects with its duties under applicable Law, including, without limitation, ERISA and the Code, and, other than routine claims for benefits in the ordinary course of business, since October 1, 2010, no claims have been asserted against any such Company Plan, any trustee or fiduciary thereof, or the assets of any trust of any Company Plan. Each Company Plan which is intended to meet requirements for tax-favored treatment under any provision of the Code satisfies the applicable requirements under the Code in all material respects and nothing has occurred that could cause the loss of such tax-favored treatment or the imposition of any tax or penalty. Each Company Plan intended to qualify under Section 401(a) of the Code has received a determination letter from the IRS upon which it may rely regarding its qualified status under the Code or is maintained on a prototype or volume submitter plan that has received a favorable opinion or advisory letter from the IRS upon which it may rely regarding its qualified status under the Code.

(b)Parent has made available to Purchaser complete and current copies of all of the Company Plans, including all amendments thereto, or a written description of any unwritten plan; any trust agreement, insurance contract or administrative services contract related to a Company Plan; the most recent employee handbooks and policies; and, for each Company Plan subject to ERISA, the most recent summary plan description; the most recent IRS determination letter for each Company Plan intended to be tax-qualified; and the three most recent Form 5500s and attached schedules, and related audited financial statements.

(c)Neither Company has communicated to its Employees, nor formally adopted or authorized, any plan not disclosed pursuant to this Section 3.13 or any change in any existing Company Plan.

(d)To the Knowledge of Seller, (i) except as set forth in Section 3.13(d) of the Seller Disclosure Schedule, neither Parent nor any ERISA Affiliate (including each of the Companies) nor any of their respective predecessors has ever contributed to, contributes to, has ever been required to contribute to, or otherwise participated in or participates in or in any way, Directly or Indirectly, has any Liability with respect to any Seller Group Plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA, including, without limitation, any “multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code) or any “single-employer plan” (within the meaning of Section 4001(a)(15) of ERISA) which is subject to Sections 4063, 4064 or 4069 of ERISA, and (ii) other than Liabilities to be indemnified by Parent and Seller pursuant to Article VIII, neither Company has any Liability, Directly or Indirectly, contingent or otherwise, with respect to any plan disclosed pursuant to this subsection (d).

(e)Other than such continuation of benefit coverage under any Company Plan that is required by Section 1001 of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and Sections 601 through 608 of ERISA or comparable state law, and except as otherwise set forth in Section 3.13(e) of the Seller Disclosure Schedule, to Seller's Knowledge no Company Plan provides for retiree health coverage or retiree life insurance coverage.

(f)Except as set forth in Section 3.13(f) of the Seller Disclosure Schedule, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either by themselves or in conjunction with any other event): (i) entitle any Employee or other service provider of a Company currently or formerly engaged in the conduct of a Company's business to severance benefits or any other payment (except as specifically contemplated therein) or (ii) accelerate the time of payment or vesting, or increase the amount, of compensation due any such Employee or service provider.

(g)Neither Company has any indemnity obligation on or after the Closing Date, for any Taxes imposed under Section 409A or 4999 of the Code and neither Company will be subject to a loss of deduction under Code Section 280G of the Code in connection with the transactions contemplated by this Agreement.

(h)All payments required by the Company Plans, (including, without limitation, all contributions or insurance premiums) with respect to all prior periods have been made or provided for by a Company and Parent in accordance with the provisions of each of the Company Plans or applicable Law.

(i)Except as set forth in Section 3.13(i) of the Seller Disclosure Schedule, to the Knowledge of Seller, no non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code and Section 406 of ERISA, has occurred with respect to the Company Plans.

(j)Except as set forth in Section 3.13(j) of the Seller Disclosure Schedule, none of the Company Plans is under, and neither Company nor Parent has received any notice of, an audit by the IRS, DOL or any other Governmental Entity, and no such completed audit, if any, has resulted in the imposition of any Tax or penalty.

(k)No deferred compensation plan subject to Code Section 409A and in which any Company employee participated has been terminated within the past three (3) years.

3.14    Employee Matters.

(a)Except as set forth in Section 3.14(a) of the Seller Disclosure Schedule, in the last two (2) years, (i) there has been no federal or state claim filed, processed or otherwise litigated (including court claims, complaints or charges before a federal or state administration agency) alleging discrimination or harassment on the basis of sex, age, disability (as defined by the Americans with Disabilities Act or corresponding state law), race, national origin, religion or federal or state statutory discrimination claim, complaint or charge relating to employment, or any common law claim (including claims of wrongful termination and/or tort claims) by any Employee against a Company, nor is any such claim threatened in writing; and (ii) neither Company nor Parent has received any written notice of any claim that it has failed to comply in any respect with any Law relating to the employment or termination of employment of any of the Employees (including any provisions thereof relating to wages, hours, collective bargaining, the payment of social security and payroll taxes, equal employment opportunity, employment discrimination, failure to reasonably accommodate a disability, family or medical leave, immigration, including IRCA, the WARN Act, and employee safety) or that it is liable for any arrearage of wages or any Tax or penalty for failure to comply with any of the foregoing, nor during the last two (2) years has any such claim been threatened in writing.

(b)Except as set forth in Section 3.14(b) of the Seller Disclosure Schedule, there is no pending claim against a Company by any Employee under any workers' compensation plan or policy or for long-term disability under any long-

term disability plan in excess of $100,000.

(c)Section 3.14(c) of the Seller Disclosure Schedule lists each collective bargaining agreement or other labor union contract to which a Company is a party. Except as disclosed in the Seller Disclosure Schedule, in the last two (2) years there has been no work stoppage, strike, arbitration proceeding or other concerted action by any Employees, and there is no strike, labor dispute or union organization activity pending or, to the Knowledge of Seller, threatened in connection with a Company.

(d)Except as set forth in Section 3.14(d) of the Seller Disclosure Schedule, the employment of each Employee of a Company is terminable at the will of such Company, and neither Company is a party to any employment, non-competition, severance or similar contract or agreement with any Employee of such Company (any such agreement, an “Employment Agreement”). To the Knowledge of Seller, no Employee of a Company is a party to, or is otherwise bound by, any agreement, including any confidentiality, non-competition or proprietary rights agreement, between such Employee and any Person other than a Company or Parent, as the case may be, that adversely affects the performance of that Employee's duties as an employee of a Company.

(e)Seller has made available to Purchaser concurrently with Seller's execution and delivery of this Agreement a correct and complete list of all employees of the Companies as of a date not more than five (5) Business Days prior to the date hereof, and sets forth for each such employee the following: (i) name, (ii) title or position and employment status, (iii) hire date or date of commencement of employment, (iv) current annual base compensation rate; and (v) commission, bonus or other incentive-based compensation provided to each such individual as of the date hereof. Except to the extent caused by the date of this Agreement and the Closing Date occurring between normal paydays and except for any other employment terms providing for deferred or contingent accrual or payment of compensation, all commissions, bonuses and other compensation due and payable to employees of the Companies for services performed on or prior to Closing Date hereof have been paid in full. At Closing, Section 3.14 of the Seller's Disclosure Schedule will contain a correct and complete list of all former employees of the Companies whose employment was terminated in the ninety (90) days prior to the Closing.

3.15    Insurance.

(a)Section 3.15 of the Seller Disclosure Schedule contains a current list of all insurance policies maintained by a Company or by Parent or Seller with respect to the Assets and Properties, Licensed Assets and Properties, or business of a Company for events occurring or claims made during the period beginning October 1, 2010 until the date hereof (the “Insurance Policies”) including a notation as to which such Insurance Policies are currently in effect. The insurance provided under the Insurance Policies is (i) in such amounts, with such deductibles and against such risks and losses as are reasonable in respect of the operations of the business of the Companies and (ii) for such amounts as are sufficient for all requirements of Law and all Contracts to which the Companies are a party or by which it such Company is bound. The Insurance Policies are in full force and effect, and all premiums due and payable thereon have been paid in full.

(b)Except as set forth in Section 3.15 of the Seller Disclosure Schedule, there is no claim pending under the Insurance Policies for an amount in excess of $100,000 and there is no such claim pending as to which coverage has been questioned, denied or disputed. None of Parent, Seller or the Companies has received any written notice of cancellation or termination of the Insurance Policies. Neither of the Companies has failed to give any notice or present any material claim thereunder in due and timely fashion. The Company has not been refused any insurance with respect to the Business, nor has its coverage been limited, by any insurance carrier to which it has applied for any such insurance with which it has carried insurance since January 1, 2008. Except as disclosed on Section 3.15 of the Seller Disclosure Schedule, there are no risks with respect to the Companies' assets or businesses which the Companies have designated as being self-insured. None of the Company or any of the Subsidiaries has received any written notice of cancellation or non-renewal of any such policies and all such policies will remain in full force and effect immediately following the consummation of the transactions contemplated by this Agreement.

3.16    Brokers' and Finders' Fees; Third Party Expenses. Except as set forth in Section 3.16 of the Seller Disclosure Schedule, none of either Company, Seller, Parent or any of their respective Affiliates, stockholders, Employees or agents has incurred, nor will incur, Directly or Indirectly, any Liability for brokerage, finders', or financial advisor's fees or agents' commissions or investment bankers' fees or any similar charges, fees or commissions in connection with this Agreement or any of the transactions contemplated hereby.

3.17    Contracts.

(a)Except for the Contracts described in Section 3.17 of the Seller Disclosure Schedule, neither Company is a party to or bound by:

(i)any distributor, agency, advertising agency, marketing, manufacturer's or representative sales Contract involving annual payments by a Company of $100,000 or more or aggregate payments to a Company of $500,000 or more;

(ii)any collective bargaining agreement or other labor union Contract to which any Company is a party;

(iii)any Contract that (A) involves (or is reasonably expected to involve) aggregate payments by or to a Company of $500,000 or more in the twelve (12) months subsequent to September 30, 2011, other than a Contract with a customer or supplier of a Company, or (B) contains any covenant or other provision which limits either Company's (or any employee of the Company's) ability to compete with any Person in any market, area, jurisdiction or territory; or to solicit any employee, customer or other Person;

(iv)any trust indenture, mortgage, promissory note, loan agreement or other Contract, except for those which are in Parent's name and for which neither Company has any Liability, for the borrowing of money, or other Indebtedness (including any Indebtedness of any other Person, the payment of which any Company is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, either severally or jointly with any other Person, whether contingent or otherwise), any currency exchange, commodities or other hedging arrangement, or any guarantees or any letter of credit issued for the account of a Company, including capital leases, in excess of $50,000;

(v)any Contract for capital expenditures related to the conduct of the Business in excess of $500,000;

(vi)any Contract of guarantee, support, indemnification, or any similar commitment with respect to, the obligations, or Liabilities of a Company or any other Person whether secured or unsecured where the obligation or Liability reasonably could be expected to be $250,000 or more individually or in the aggregate with regard to a series of similar items;

(vii)any Employment Agreement;

(viii)any joint venture, partnership or other similar agreement involving co-investment with a third party to which a Company is a party or which involve the investment by any Company in any Person;

(ix)any Contract for the lease or use of personal property (whether as lessor or lessee) having a value in excess of $100,000;

(x)any Real Property Lease;

(xi)any Contract to which a Company is a party that grants or conveys rights of first refusal, or contain “most favored nation”, “most favored customer” or similar pricing provisions;

(xii)any Contract involving the sale of any Assets and Properties of a Company outside of the ordinary course of business, or the acquisition of any Assets and Properties of any Person by a Company outside of the ordinary course of business, in any business combination transaction (whether by merger, sale of stock, sale of assets or otherwise), in each case which have been entered into during the last three (3) years or under which obligations of any party thereto remain outstanding;

(xiii)any IP Licenses other than commercially available shrink-wrap or click-wrap Software license agreements;

(xiv)any consulting, joint development, development or similar Contracts relating to, or any Contract requiring the assignment of any interest in, any Company-Owned Intellectual Property; and

(xv)any Contract with a customer or supplier of a Company that is listed in Section 3.24 of the Seller Disclosure Schedule.

(b)The agreements, documents and instruments required to be set forth in the Seller Disclosure Schedule in clauses (i)-(xv) of Section 3.17(a) and the Personal Property Leases are referred to herein as “Material Contracts.”

(c)True and complete copies or, if none, reasonably complete written descriptions of which, together with all amendments and supplements thereto and all waivers of any terms thereof, of each Material Contract required to be listed in the Seller Disclosure Schedule pursuant to Section 3.17(a) have been made available to Purchaser.

3.18    No Breach of Material Contracts. Except as set forth in Section 3.18 of the Seller Disclosure Schedule, each of the Material Contracts is in full force and effect and will not cease to be in full force and effect after the Closing Date as a result of the Sale, and there exists no material default or event of default or event, occurrence, condition or act, with respect to a Company or, to the Knowledge of Seller, with respect to the other contracting party, which, with the giving of notice, the lapse of time or the happening of any other event or conditions, would become a material default or event of default under any Material Contract.

3.19    Affiliate Transactions. Except as set forth in Section 3.19 of the Seller Disclosure Schedule, there are no Contracts between either Company, on the one hand, and Seller or Parent or any of their Affiliates (other than the Companies) or with Walter Energy, Inc. or Walter Industries, Inc., on the other hand, other than the services contemplated in the Transition and Shared Services Agreement, attached hereto as Exhibit B, or as otherwise contemplated by this Agreement.

3.20    Compliance with Laws; Licenses.

(a)Except as set forth in Section 3.20(a) of the Seller Disclosure Schedule, each Company is in compliance and has complied in all material respects at all times since October 1, 2010 with each applicable Law to which such Company, its respective Assets and Properties or business, is or has been subject. Neither Company has received any written notice regarding any material violation of, conflict with, or failure to comply with, any Law since October 1, 2010. Each Company has duly obtained all material Governmental consents necessary for the lawful conduct of its business.

(b)Section 3.20(b) of the Seller Disclosure Schedule contains a true and complete list of each License that is held by a Company and each License that is held by Seller or Parent which is necessary for either Company to conduct its business as currently conducted. Each such License is valid and in full force and effect. Each Company, Seller and Parent, as applicable, is, and at all times since October 1, 2010, has been, in compliance in all material respects with each such License. The Licenses required to be listed pursuant to Section 3.20 on the Seller Disclosure Schedule collectively constitute all of the material Licenses necessary to permit each Company to lawfully conduct and operate its respective business in the manner currently conducted.

(c)No Company nor any Affiliate of any Company, nor to the Knowledge of Seller, any director, officer, employee or other Person associated with or acting on behalf of any of them, has directly or indirectly in violation of any Law or Order (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (i) to obtain favorable treatment in securing business for any Company, (ii) to pay for favorable treatment for business secured by any Company or (iii) to obtain special concessions or for special concessions already obtained, for or in respect of any Company or (b) established or maintained any fund or asset with respect to any Company that has not be recorded in the books and records of such Company.

3.21    Accounts Receivable. All of the outstanding accounts receivable shown on the Financial Statements and all outstanding accounts receivable that have arisen since the date of the Recent Balance Sheet (a) have been valued in accordance with the Accounting Principles, (b) represent, as of the respective dates thereof, valid Liabilities arising from sales actually made or services actually performed, in each case, in the ordinary course of business consistent with past practice and (c) fully reflect all returns, allowances, promotions and rebates. Except as set forth in Section 3.21 of the Seller Disclosure Schedule, neither Company has received any written notice of dispute, counterclaim or setoff regarding any accounts receivable outstanding as of the date hereof in an amount in excess of $50,000 individually. All of the outstanding accounts receivable deemed uncollectible have been reserved against on the Financial Statements in accordance with the Accounting Principles. The accounts receivable created since the date of the Recent Balance Sheet have been created in the ordinary course of business consistent with past practice. Since the date of the Recent Balance Sheet, none of the Companies have canceled, or agreed to cancel, in whole or in part, any accounts receivable; except in the ordinary course of business consistent with past practice.

3.22    Inventory. Except as set forth in Section 3.22 of the Seller Disclosure Schedule, all inventory reflected on the Financial Statements consists of a quality and quantity usable in the business of the Companies consistent with past practices and has been valued in accordance with the Accounting Principles. All of the inventory deemed obsolete, excessive, damaged, defective or below-standard quality has been reserved against, written off or written down to net realizable value on the Financial Statements and valued in accordance with the Accounting Principles.

3.23    Product Warranty/Liability. Section 3.23 of the Seller Disclosure Schedule contains a description of all (i) pending product recalls involving any Company products and (ii) recall campaigns to which any Company has been subject to since January 1, 2008. All products and services sold by either Company have been designed, manufactured, labeled and performed so as to meet and comply in all material respects with all applicable Governmental Entity standards and specifications, product specifications, contractual commitments, express warranties and Laws and Orders.

3.24    Customers and Suppliers.

(a)Section 3.24(a) of the Seller Disclosure Schedule sets forth a true, correct and complete list, for the twelve (12) months ended September 30, 2011, of the ten (10) largest customers of goods and services by dollar revenue of each Company and the ten (10) largest suppliers of goods and services by dollar revenue to each Company.

(b)Except as set forth on Section 3.24(b) of the Seller Disclosure Schedule, no Person set forth on Section 3.24(a) of the Seller Disclosure Schedule (a) has threatened to cancel or otherwise terminate, or, to the Knowledge of Seller, intends to cancel or otherwise terminate, the relationship of such Person with either Company, or (b) has materially modified or decreased materially or threatened to materially modify or decrease materially or limit materially or, to the Knowledge of Seller, intends to materially modify its relationship with either Company or intends to decrease materially its purchases from, or services or supplies to, either Company.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except for the representations and warranties of Purchaser contained in this Article IV, neither Purchaser nor any other Person makes any other express or implied representation or warranty (whether oral or written) with respect to Purchaser, any other Person or the transactions contemplated by this Agreement, and Purchaser disclaims any other representations or warranties, whether made by Purchaser or any of its Representatives. Purchaser represents and warrants to Seller and Parent as follows:
4.1    Organization, Standing and Power. Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of Delaware and at least 50% of Purchaser's equity securities is owned by Wynnchurch as of the date of this Agreement. Purchaser has the corporate power and authority to own, use, lease and operate its Assets and Properties, and to carry on its business as it is now being conducted. Complete and correct copies of the Charter Documents of Purchaser, as amended and currently in effect, have been made available to Parent. Purchaser is not in violation of any of the provisions of Purchaser's Charter Documents.

4.2    Authority. Purchaser has the requisite corporate power to enter into, execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to consummate the transactions contemplated hereby and thereby, and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Ancillary Agreements to which Purchaser or any of its Affiliates are each a party, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate, shareholder and other action on the part of Purchaser. This Agreement has been, and the Ancillary Agreements to which Purchaser is a party will be, duly executed and delivered by Purchaser. This Agreement constitutes, and the Ancillary Agreements to which Purchaser is a party, when executed and delivered as contemplated by this Agreement, will constitute, assuming due authorization, execution and delivery by each of the other Parties hereto and thereto, legal, valid and binding obligations of Purchaser, enforceable against it in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, reorganization and insolvency laws, the rights of creditors generally, and general principles of equity.

4.3    No Conflict. The execution and delivery by Purchaser of this Agreement and the Ancillary Agreements to which it is a party do not, and the consummation by Purchaser of the transactions contemplated hereby and thereby will not (a) conflict with or result in any violation of (i) Purchaser's Certificate of Incorporation or bylaws, or (ii) any applicable Law or Order, or (b) conflict with or result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would constitute a default) under, or materially impair Purchaser's rights or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or Encumbrance on any of the properties or assets of Purchaser pursuant to, any Purchaser Contracts, except, with respect to any such conflicts, violations, breaches, defaults or other occurrences that would not, individually and in the aggregate, have a Material Adverse Effect on Purchaser.

4.4    No Consents. No consent, approval, license, order or authorization of, or registration, declaration or filing with, notice to or waiver from any Governmental Entity or any other Person is required by or with respect to Purchaser in connection with the execution and delivery of this Agreement or the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby, except for (i) such consents, authorizations, filings, approvals and registrations which would not prevent or alter or delay any of the transactions contemplated by this Agreement or any of the Ancillary Agreements, and (ii) such filings required by the HSR Act.

4.5    Financial Resources.

(a)Purchaser has sufficient funds to pay pursuant to the equity commitment (the “Equity Commitment”) from Wynnchurch Capital Partners III, L.P. (“Wynnchurch”), together with borrowing capacity pursuant to a financing commitment from Wells Fargo Capital Finance, LLC (the “Debt Commitment” and together with the Equity Commitment, the “Commitments”) to finance, the Purchase Price, and the Closing is not subject to any financing conditions. A true, correct and complete copy of the Commitments has been provided to Parent. Each Commitment is in full force and effect and constitutes a legal, valid and binding obligation of Purchaser and the other parties thereto, except that such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to creditors' rights generally and (ii) general principles of equity. As of the date of this Agreement, neither Commitment has been amended or modified in any material respect nor has been withdrawn or rescinded in any respect. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a material default or material breach on the part of Purchaser under either Commitment. Purchaser has paid any and all fees which are due and payable under each Commitment. As of the date of the Agreement, Purchaser has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of each Commitment.

(b)On or prior to the date hereof, Purchaser has delivered to Parent a copy of a guaranty, substantially in the form of Exhibit F (the “Guaranty”), duly executed by Wynnchurch with respect to the terms specified in the Guaranty.

(c)At the time of the consummation of the transactions contemplated herein, and after giving effect thereto, Purchaser will be solvent. For purposes of this Agreement, “solvent” shall mean that, on the date specified (i) the fair value of the assets of Purchaser shall be greater than the total amount of its liabilities, including those arising under any Law, Order, Contract, arrangement, commitment or undertaking, (ii) the present fair salable value of Purchaser's assets is not less than the amount that will be required to pay the probable debts and liabilities of Purchaser on its debts as they become absolute and matured in accordance with their stated terms, (iii) Purchaser does not intend to, and does not believe that Purchaser will, incur debts or liabilities beyond its ability to pay as such debts and liabilities mature prior to and including the Closing, and (iv) Purchaser is not engaged in, and is not about to be engaged in a business or a transaction for which its property would constitute unreasonably small capital.

4.6    Litigation. There is (a) no private or governmental Action or Proceeding pending by or against Purchaser or, to the Knowledge of Purchaser, threatened in writing by or against Purchaser, that challenges, or that could reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, the transactions contemplated hereby, and (b) no judgment, decree or Order applicable to Purchaser, which could reasonably be expected to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement or the Ancillary Agreements.

4.7    No Brokers. Purchaser is not obligated for the payment of fees or expenses of any broker or finder in connection with the origin, negotiation or execution of this Agreement or the Ancillary Agreements or in connection with any transaction contemplated hereby or thereby.

4.8    Investigation by Purchaser. Purchaser has conducted its own independent review and analysis of each Company and their respective businesses, Assets and Properties, and Licensed Assets and Properties and has been provided access to the personnel, properties, Contracts, premises and records of each Company relating to such business, Assets and Properties, and Licensed Assets and Properties. Purchaser acknowledges that, except as set forth in Article III, none of Seller or Parent nor any other Person on behalf of Seller or Parent is making any representation or warranty, oral or written, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Purchaser or any of its respective Affiliates or any of its respective attorneys, accountants, consultants or other agents or representatives or any other Person for its benefit.

4.9    Purchase for Investment. Purchaser is purchasing the Company Units for its own account as principal, not as a nominee or agent, for investment purposes only, and not with a view to or for resale or distribution thereof in whole or in part. Purchaser is an accredited investor as that term is defined in Rule 501(a) under the Securities Act of 1933.

ARTICLE V
COVENANTS

5.1    Conduct of Business by each Company, Seller and Parent.

(a)During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing Date, except to the extent that Purchaser shall otherwise consent in writing (such consent not to be unreasonably withheld or delayed), each Company shall carry on its respective business in the usual, regular and ordinary course consistent with past practices, pay its debts, Liabilities and Taxes when due subject to good faith disputes over such debts or Taxes, pay or perform other material obligations when due, and use its commercially reasonable efforts to (i) preserve substantially intact its present business organization and operations, (ii) keep available the services of its satisfactorily performing present officers and key Employees, (iii) preserve its relationships and goodwill with customers, suppliers, distributors, licensors, licensees, and others with which they have significant business dealings, and (iv) maintain and preserve their Assets and Properties and Licensed Assets and Properties in good repair, order and condition.

(b)Seller and Parent shall use their respective commercially reasonable best efforts to cause the Companies to complete the Restructuring on or before the Closing Date, provided that with respect to any portion of the Restructuring that is not completed by the Closing Date, Parent and Seller shall continue to use their respective commercially reasonable best efforts to complete the Restructuring as soon as practicable and to the extent any portion of the Restructuring remains uncompleted as of the date which is one hundred eighty (180) days from the Closing Date, shall use their respective best efforts to complete the Restructuring as soon as possible, and in any event no later than the date which is eighteen (18) months from the Closing Date. For purposes of clarity, Seller and Parent acknowledge and agree that “best efforts” as used in the foregoing sentence requires Seller and Parent to do and cause to be done timely such actions as are necessary or required by applicable Laws (including Environmental Laws) or any Governmental Authority, and to comply with any terms and conditions necessary, and to expend such funds as necessary, in order to complete the Restructuring, including without limitation delivering such guarantees, bonds, letters of credit, deposits or other financial assurances/support arrangements (including capitalization requirements) as are required to complete the Restructuring no later than the date which is eighteen (18) months from the Closing Date. Seller and Parent shall keep Purchaser informed of any and all developments in connection with the Restructuring, including by promptly providing copies of any written correspondence with or from any Governmental Entity and notice and summaries of any meetings or discussions with any Governmental Entity regarding the Restructuring. To the extent reasonable in the circumstances, Purchaser may attend meetings regarding the Restructuring and request information from any Governmental Entity regarding the Restructuring. Purchaser shall cause the Companies to reasonably cooperate with such Restructuring after the Closing and Seller and Parent shall reimburse Purchaser and the Companies for any Liabilities, costs and expenses incurred in connection therewith. For any properties contemplated to be transferred to Parent as a part of the Restructuring the transfer of which is not effected by the Closing, Parent shall operate, maintain and control such properties in the ordinary course of business consistent with past practice (except as expressly contemplated by the Restructuring) and in compliance with applicable Law, and shall indemnify Purchaser in connection with same, and any such properties shall be treated by the Parties for all purposes as though such transfer had been effected. Except as required or permitted by the terms of this Agreement, as required by applicable Law, or as expressly contemplated by the Restructuring, without the prior written consent of Purchaser (not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing Date, neither Company, nor Seller or Parent on behalf of a Company, shall do any of the following:

(i)Waive any repurchase rights to the securities of a Company, accelerate, amend or (except as specifically provided for herein) change the period of exercisability of options, warrants or restricted securities, or reprice options granted under any Employee, consultant, director or other plans pertaining to securities of a Company or authorize cash payments in exchange for any options granted under any of such plans or any warrants;

(ii)Grant or announce any option, equity or incentive awards or the increase in the salaries, bonuses or other compensation and benefits payable by a Company, Seller or Parent to any of the Employees, officers, directors, stockholders or other service providers of a Company, (B) hire any new employees, except in the ordinary course of business consistent with past practice and so long as such hiring is with respect to Employees with an annual base salary and incentive compensation opportunity not to exceed $150,000 and not more than $250,000 in the aggregate, (C) pay or agree to pay any pension, retirement allowance, termination or severance pay, bonus or other employee benefit not required by any existing Company Plan or other agreement or arrangement in effect on the date of this Agreement to any Employee, officer, director, stockholder or other service provider of a Company, whether past or present, in excess of $100,000 or more than $250,000 in the aggregate, (D) enter into or amend any Contracts of employment or any consulting, bonus, severance, retention, retirement or similar agreement, except where such Contracts or amendments do not and would not reasonably be expected to result in a material expense or Liability to a Company, or (E) except as required to ensure that any Company Plan is not then out of compliance with applicable Law, enter into or adopt any new, or increase benefits under or renew, amend or terminate any existing, Company Plan;

(iii)Transfer or license to any person or otherwise extend, amend or modify or terminate any material rights to any Company-Owned Intellectual Property or IP Licenses;

(iv)Issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any Company Units or any securities convertible into or exchangeable for Company Units, or subscriptions, rights, warrants or options to acquire any Company Units or any securities convertible into or exchangeable for Company Units, or enter into other agreements or commitments of any character obligating it to issue any such Company Units or convertible or exchangeable securities;

(v)Enter into, amend, terminate, or release or waive any material claims or rights under, any Contract which is (or would be) a Material Contract, other than in the ordinary course of business consistent with past practice;

(vi)Amend an LLC Operating Agreement, unless required to do so hereunder;

(vii)Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of a Company, or enter into any joint ventures, strategic partnerships or alliances or other arrangements that provide for exclusivity of territory or otherwise restrict a Company's ability to compete or to offer or sell any products or services;

(viii)Sell, transfer, lease, license, encumber or otherwise dispose of any of the Assets and Properties of the Companies, except sales, transfers, licenses, leases or other dispositions of any of the Assets and Properties of the Companies in the ordinary course of business or that are not material, individually or in the aggregate, to a Company;

(ix)Amend any of the documents evidencing a Company's current Indebtedness or enter into any new agreements, arrangements, commitments or understandings, whether oral or written, to incur additional Indebtedness (including any Indebtedness of any other Person, the payment of which any Company is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, either severally or jointly with any other Person, whether contingent or otherwise), or make any loans, advances or capital contributions to, or investments in, any Person;

(x)Except as required by GAAP, make any change in accounting methods, principles or practices;

(xi)Except in the ordinary course of business consistent with past practices, incur or enter into any agreement, Contract or commitment requiring U.S. Pipe and/or Fast Fabricators to pay in excess of $500,000 in any 12 month period;

(xii)Make or rescind any Tax elections that, individually or in the aggregate, could be reasonably likely to adversely affect in any material respect the Tax Liability or Tax attributes of such party or any Purchaser Claimant, settle or compromise any material income tax Liability or, except as required by applicable law, change any method of accounting for Tax purposes or prepare or file any Tax Return in a manner inconsistent with past practice;

(xiii)Form, establish or acquire any Subsidiary;

(xiv)Cancel, compromise, waive or release any right or claim (or series of related rights and claims) either involving more than $500,000 or outside the ordinary course of business;

(xv)Commence, compromise or settle any suit, litigation, proceeding, investigation, mediation, arbitration or audit involving more than $50,000 or involving damages other than money damages;

(xvi)Make any change in connection with its accounts payable or accounts receivable terms, policies or procedures;

(xvii)Make capital expenditures except in the ordinary course of business consistent with past practices in an amount not to exceed $500,000 individually or $1,000,000 in the aggregate with regard to a series of similar items, except as contemplated by the Companies' Fiscal 2012 Annual Operating Plan, a copy of which was previously provided to Purchaser; or

(xviii)Agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 5.1(b)(i) through 5.1(b)(xvii) above.

5.2    Regulatory and Other Authorizations; Notices and Consents.

(a)Each of the Parties shall use all commercially reasonable efforts to obtain all permits, authorizations, consents, orders and approvals of all Government Entities that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and will cooperate fully with the other Party in promptly seeking to obtain all such permits, authorizations, consents, Orders and approvals. Each Party agrees to make an appropriate filing (the

“HSR Filings”) pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) with respect to the transactions contemplated by this Agreement as soon as practicable after the date hereof but in no event later than fifteen (15) days following the execution and delivery of this Agreement and to supply as promptly as practicable to the appropriate Governmental Entity any additional information and documentary material that may be reasonably requested pursuant thereto. Any fees required for any filing that is necessary under the HSR Act shall be borne equally by Purchaser and Seller.

(b)All filings, applications, notices, analyses, appearances, presentations, memoranda, submissions, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party before any Governmental Entity in connection with the approval of the contemplated transactions (except with respect to Taxes) shall require the joint approval of Parent and Purchaser and be under the joint control of Parent and Purchaser, acting with the advice of their respective counsel, it being the intent that the Parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such filing, application, notice, analysis, appearance, presentation, memorandum, submission, brief, argument, opinion and proposal; provided, however, that nothing herein will prevent a Party from responding to or complying with a subpoena or other legal process to the extent required by Law. In addition, except as prohibited by Law or by consistent and lawful practice of any Governmental Entity, each Party shall (i) promptly notify the other Party of any communication to that Party from any Governmental Entity relating to the approval or disapproval of the transactions contemplated hereby and (ii) not participate in any meetings or substantive discussions with any Governmental Entity with respect thereto without consulting with and offering the other Party a meaningful opportunity to participate in such meetings or discussions.

5.3    Other Actions. Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and use its commercially reasonable efforts to do, to cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using commercially reasonable efforts to accomplish the following: (a) the taking of all acts necessary to cause the conditions precedent set forth in Article VI to be satisfied; (b) the obtaining of all necessary actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations, notifications and filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity; (c) the obtaining of all consents, approvals or waivers from third parties required as a result of the transactions contemplated in this Agreement, including without limitation the consents referred to in the Seller Disclosure Schedule; (d) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (e) the execution or delivery of any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement, including without limitation the execution or delivery by Seller, Parent and/or the Companies of such affidavits, instruments and other documents in form and substance reasonably requested by Purchaser's title company in order to issue, with respect to each Owned Real Property, an owner's title insurance policy with extended coverage over standard exceptions, and with a standard non-imputation endorsement and such other endorsements as Purchaser may reasonably request (including, without limitation, gap, access, survey, tax parcel, zoning 3.1 (modified to include parking), comprehensive, and contiguity). Subject to applicable Laws relating to the exchange of information and the preservation of any applicable attorney-client privilege, work-product doctrine, self-audit privilege or other similar privilege, and except to the extent necessary to protect confidential competitively sensitive information, each of the Companies, Seller and Parent, on the one hand, and Purchaser, on the other hand, shall have the right to review and comment on in advance, and to the extent practicable each will consult the other on, all the information relating to such Party that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the transactions contemplated by this Agreement; provided, however, that neither party shall be required to share information of the type required to be disclosed by Section 4(c) and/or 4(d) of the HSR Act. In exercising the foregoing right, each Company, Seller, Parent, and Purchaser shall act reasonably and as promptly as practicable.

5.4    Confidentiality; Access to Information.

(a)Confidentiality. The terms of the Confidentiality Agreement shall remain in full force and effect. If this Agreement is terminated as provided in Article VII hereof, each Party (A) will promptly return or cause to be returned to the other all documents and other material obtained from the other in connection with the transactions contemplated hereby, and (B) will safeguard and handle all Proprietary Information of the other Party per the requirements of, and for such time period as specified by, the Confidentiality Agreement, and (C) will use its reasonable best efforts to delete from its computer systems all documents and other material obtained from the other in connection with the transactions contemplated hereby, except that, to the extent that any such provision of the Confidentiality Agreement causes such Agreement to be considered to be a confidential transaction as that term is defined in Treasury Regulation 1.6011-(b)(3), such provision shall be of force and effect.

(b)Publicity. The Parties agree that (a) the initial press release with respect to this Agreement and the transactions contemplated hereby (which press release the Parties contemplate will be issued promptly following the execution and delivery of this Agreement) shall be a press release of Parent, subject to the review and approval of Purchaser, and (b) the press release with respect to the Closing hereby shall be a joint press release of Parent and Purchaser. Subject to the foregoing, no Party shall release, publish, or otherwise make available to the public in any manner whatsoever any information or announcement regarding the transactions contemplated herein without the prior written consent of the other Parties; provided, however, that nothing contained herein or in the Confidentiality Agreement will (x) limit any Party from making any announcements, statements or acknowledgments that such Party is required by applicable Law to make, issue or release, or (y) limit Parent from making any disclosures that it deems necessary or advisable to be made in filings with the SEC. Subject to the foregoing, Parent and Purchaser will consult with each other concerning the means by which each Company's Employees, customers, suppliers and others having business relations with each Company will be informed of the transactions contemplated hereby, and Purchaser will have the right to be present for any such communications.

5.5    Disclosure of Certain Matters. Parent may, by providing written notice to Purchaser, supplement or amend the Seller Disclosure Schedule, as applicable (each, a “Disclosure Schedule”) being delivered pursuant to this Agreement with respect to any matter arising or discovered after delivery thereof which, if existing or known at the date of this Agreement, would have been required to be set forth or described in the Seller Disclosure Schedule. No supplement or amendment to the Seller Disclosure Schedule shall (a) eliminate the Purchaser's right, if any, to terminate this Agreement based on the inaccuracy of the representation or warranty of the supplementing or amending Party for purposes of determining satisfaction of the conditions set forth in Section 6.3(a) or (b) limit or otherwise affect the remedies available to any Party (including the right to seek indemnification hereunder). The rights and obligations of Parent to amend or supplement the Seller Disclosure Schedule being delivered herewith shall terminate on the Closing Date.

5.6    Employees and Company Plans.

(a)Purchaser shall cause each Company to continue the employment of each current Employee (including, without limitation, any Employee who is absent from work on the Closing Date on paid vacation or pursuant to any leave of absence) (as to each Company, the “Company Employees” and, collectively, the “Business Employees”) from and after the Closing Date on substantially similar terms and conditions as such Company Employee is currently receiving for a period of at least ninety (90) days following the Closing Date, other than any termination instituted for cause or otherwise consistent with past practice and pursuant to existing rules and policies. The foregoing provision shall not apply to any Business Employee whose terms and conditions of employment are governed by a collective bargaining agreement to which a Company is a party, and the terms of any such collective bargaining agreement shall govern.

(b)Purchaser agrees to cause each Company to continue to maintain those Company Sponsored Plans, except for the Retiree Welfare Plans, and by no other Affiliates of that Company, on the same terms and conditions as such Company Plans are maintained immediately prior to the Closing Date through at least the six (6) month anniversary of the Closing; provided, however, that nothing in this Section 5.6(b) or elsewhere in this Agreement shall limit the right of a Company to amend or terminate any such Company Plan at any time after the six (6) month anniversary of the Closing, subject to the terms and conditions of any applicable collective bargaining agreement or, if required by applicable Law, prior to the six (6) month anniversary of the Closing.

(c)To the extent a Company participates in one or more Company Plans that are sponsored by one or more Affiliates of the Company (other than the Mueller Group, LLC Retirement Savings Plan No. 1, the Mueller Group, LLC Retirement Savings Plan No. 2, the Mueller Group, LLC Pension Plan for Selected Employees, the Mueller Water Products Non-Medicare Eligible Salaried Retirees component of the Mueller Water Products, Inc. Flexible Benefits Plan and any other Company Plan that provides retiree welfare for Company Employees, other than continuation of benefit coverage under any Company Plan that is required by Section 1001 of the Consolidated Omnibus Budget Reconciliation act of 1985, as amended, and Sections 601 through 608 of ERISA or comparable state law (together, the “Retiree Welfare Plans”) which are addressed in subsections (e), (f) and (k) below), the Seller shall cause the Company (and any such Affiliate, if necessary) to take such action as is reasonably necessary to cause the Company immediately prior to the Closing Date to cease participation in each such Company Plan, to adopt a successor plan for those plans identified in Section 5.6(c) of the Seller Disclosure Schedule for Company Employees and, to the extent of continuing eligibility, former Employees of the Company, on the same terms and conditions as the predecessor Company Plan. The Purchaser shall cause each Company to continue to maintain the successor Company Plan through at least the six (6) month anniversary of the Closing; provided, however, that nothing in this Section 5.6(c) or elsewhere in this Agreement shall limit the right of a Company to amend or terminate any such successor Company Plan at any time after the six (6) month anniversary of the Closing, subject to the terms and conditions of any applicable collective bargaining agreement, or, if required by applicable Law, prior to the six (6) month anniversary of the Closing. Parent shall (or shall cause its Affiliates to) pay in the ordinary course all claims incurred prior to the Closing Date under each Company Plan that is sponsored by one or more Affiliates of the Company with respect to each current or former Business Employee and any dependent or beneficiary thereof (except to the extent the assets of such plan are transferred pursuant to subsections (e) and (i) hereof).

(d)With respect to the Mueller Group, LLC Pension Plan for Selected Employees, no later than immediately prior to the Closing Date, the Seller shall (i) take such action as may be necessary to freeze benefit accruals of Business Employees under such Company Plan (to the extent not already frozen); fully vest the benefits then accrued by such Business Employees; (iii) cause each Company that is a contributing sponsor to such Company Plan to cease to be a participating employer in such Company Plan; (iv) amend such Company Plan to recognize the Sale as a distributable event with respect to such Business Employees; (v) provide such notice to affected Business Employees as required by applicable Law; and (vi) file such reports to any Governmental Entity as required by applicable Law. In addition, with respect to such plan, to the extent any collective bargaining agreement covering Business Employees requires Business Employees to continue accruing vesting service under such plan for other reasons (for purposes of, for example, earning into early retirement eligibility), then the Seller shall cause Mueller Group, LLC to amend such plan to provide that service of any such Business Employee with the Companies after the Closing Date shall be counted as vesting service under such plan for such other reasons.

(e)With respect to the Mueller Group, LLC Retirement Savings Plan No. 1 and the Mueller Group, LLC Retirement Savings Plan No. 2, the Purchaser shall establish one or more plans under Section 401(a) of the Code, or amend existing plan(s), to the extent required to satisfy Code Section 411(d)(6) and all applicable collective bargaining obligations, and cause such plan(s) to accept a transfer of the assets and liabilities associated with the account balances maintained under each such Company Plan on behalf of Business Employees and, to the extent applicable, account balances of deferred vested participants who are former Employees of a Company.

(f)With respect to the Retiree Welfare Plans, the Seller shall or shall cause each Company to take such action as is reasonably necessary to cause each Company immediately prior to the Closing Date to cease participation in each such Retiree Welfare Plan. Seller shall also be responsible for providing any and all notices required by law or by the terms of any Retiree Welfare Plan to retirees and their dependants and beneficiaries of such cessation of participation.

(g)For purposes of participating in Company Sponsored Plans and any new or successor plans from and after the Closing Date, Purchaser agrees that the Business Employees shall receive credit for all service time as an employee of a Company, Seller or Parent prior to the Closing Date for purposes of eligibility to participate, vesting, and eligibility to receive benefits under any such plans and for all purposes with respect to leave benefits but only to the same extent past service is credited under such plans or arrangements for similarly situated employees generally. Notwithstanding the foregoing, nothing in this Section 5.6(g) shall be construed to require crediting of service that would result in (A) duplication of benefits, (B) service credit for benefit accruals under a defined benefit pension plan, or (C) service credit under a newly established plan for which prior service is not taken into account for employees generally.

(h)The Parties acknowledge and agree that all provisions contained in this Section 5.6 are included for the sole benefit of the Parties, and that nothing in this Agreement, whether express or implied, shall create any third party beneficiary or other rights (i) in any other Person, including, without limitation, any Business Employees, any participant in any Company Plan, or any dependent or beneficiary thereof, or (ii) to continued employment with Company, Purchaser or any of their Affiliates.

(i)To the extent necessary to discharge the obligations (i) (A) of Parent under Section 6(a) of the Employment Agreement with Paul Ciolino, dated August 9, 2010, and (B) of U.S. Pipe under Section 9.1 of the Executive Change-in-Control Severance Agreement with Paul Ciolino, dated August 9, 2010 (as subsequently amended on June 10, 2011), and (ii) under Section 8.1 of each of the Executive Change-in-Control Severance Agreements with, respectively, Robert Waggoner, Brad Overstreet, Stacey Barry, John Williams and Paul Pereira, each dated June, 2011, Purchaser shall cause U.S. Pipe from and after the Closing Date to assume expressly and agree to perform the obligations under such Employment Agreement and each such Executive Change-in-Control Severance Agreement, including any amendments thereto.

(j)Seller shall pay or cause to be paid, on or before Closing, all bonus/incentive payments relating to the performance period ended September 30, 2011.

(k)With respect to the Retiree Welfare Plans, other than continuation of benefit coverage under any Company Plan that is required by Section 1001 of the Consolidated Omnibus Budget Reconciliation act of 1985, as amended, and Sections 601 through 608 of ERISA (“COBRA”) or comparable state law: (i) prior to the Closing Date, Seller shall take all actions necessary to assume all of the Company's obligations and liabilities under such plans, including but not limited to liabilities related to incurred but unpaid or unreported claims; (ii) Seller may amend such plans to provide that, as of the Closing Date, no Business Employee shall be entitled to be covered under such plans on and after the Closing Date other than any Business Employees who transfer employment to an Affiliate of the Company prior to the Closing Date, and (iii) Seller may amend such plans to provide that, with respect to any retired employee of the Companies who are currently enrolled in such plans, coverage may terminate;

provided that any such retired employee who has been covered by such plans for less than eighteen months as of the date of coverage termination will be permitted to elect continuation coverage under COBRA for the remainder of the eighteen-month period. If Seller takes any action described in clauses (ii) or (iii) hereof, Seller shall be solely responsible for any liability resulting from such actions.

(l)Seller shall transfer any assets attributable to employee payroll deductions attributable to, and liabilities respecting, the flexible spending accounts maintained on behalf of Business Employees under the Mueller Water Products, Inc. Flexible Benefits Plan for the plan year containing the Closing Date, and Seller shall cause each Company to accept such assets and assume such liabilities under a substantially similar flexible spending account program.

(m)For those plans identified in Section 5.6(c) of the Seller Disclosure Schedule for Company Employees, Seller and Parent shall provide as soon as practicable following the execution of this Agreement drafts of those plans, summary plan descriptions, and contracts, including but not limited to administrator services agreements and insurance contracts (“Successor Materials”), which correspond to such identified plans. Purchaser shall have the ability to make or negotiate changes to such Successor Materials as it requests or may negotiate with third parties. Seller and Parent and Purchaser shall provide reasonable cooperation to each other during such process. Purchaser shall be responsible for the engagement of any legal counsel considered necessary or desirable to facilitate the process and all fees and expenses associated with any such engagement.

(n)Through the third anniversary of the Closing Date, Purchaser shall provide Seller with at least thirty (30) days' advance written notice of any cessation of operations, as contemplated by ERISA Section 4062(e) that affects the Business Employees, but without regard to the percentage threshold specified therein, at any location where the business of the Companies was being conducted immediately prior to the Closing Date, and Purchaser and Parent will consult with each other regarding actions that could be taken in connection with such cessation; provided that this Section 5.6(n) shall not require Purchaser to adopt any proposals presented by Parent.

5.7    Fees and Expenses. Whether or not the transactions contemplated by this Agreement are consummated, all fees and expenses incurred in connection herewith including, without limitation, all legal, accounting, financial advisory, finders, consulting and all other fees and expenses of third parties incurred by a Party in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fee or expense.

5.8    Tax Matters. The following provisions shall govern the obligations and allocation of responsibility as between the Parties for certain Tax matters:

(a)Tax Returns. Each of the Parties agrees to cooperate with each other Party in the preparation of any Tax Returns to the extent of any reasonable request. Parent shall include all items of income, expense, deduction, and credit of each Company in its federal and state income Tax Returns (and, as applicable, any franchise Tax Return to the extent based on income) for all periods ending on and with the Closing Date, based on the actual events of each Company that occur in such periods and ending on and with the Closing Date, in a manner that is reflective of and consistent with past practices of each such Company and Parent except as otherwise required by applicable Law. Seller shall prepare and file, or cause to be prepared and filed, the Tax Returns of each Company that are required to be filed on or before the Closing Date, and each such Tax Return shall be reflective of and consistent with past practices of each Company except as otherwise required by applicable Law. Purchaser shall prepare and file, or cause to be prepared and filed, all Tax Returns of each Company required to be filed after the Closing Date, and each such Tax Return shall be reflective of and consistent with past practices of each Company except as otherwise required by applicable Law. For any Tax Return of the Company, other than an income Tax Return, that is required to be filed after the Closing Date that includes a taxable period that begins before the Closing Date, (i) Purchaser shall deliver to Parent for review and comment a copy of the proposed Tax Return no later than thirty (30) days prior to the filing date of such Tax Return (including extensions thereof), (ii) Purchaser shall prepare the proposed Tax Return in a manner not materially inconsistent with the past practice of such Company in preparing any similar Tax Return except as otherwise required by applicable Law, (iii) Purchaser shall not take any position or adopt any method in respect of any such Tax Return that is materially inconsistent with the positions taken, elections made or methods used in preparing or filing such similar Tax Return in prior periods except as otherwise required by Law and in each case, such Tax Return shall be in conformity with the Code, Treasury Regulations and any other applicable Law, and (iv) Purchaser shall accept the reasonable written comments of Parent in respect of any such Tax Return, provided that if Parent does not provide written comments to any such Tax Return within fifteen (15) days of the delivery of such Tax Return to Parent it shall be deemed to have no comments on such Tax Return.

(b)Taxes Payable. Notwithstanding and in lieu of the procedures set forth in Section 8.4, upon Purchaser's request, Parent shall pay to Purchaser in immediately available funds within thirty (30) days following the filing of the applicable Tax Return, an amount equal to the Pre-Closing Taxes shown as owing on all Tax Returns of either Company filed or caused to be filed by Purchaser. Within thirty (30) days after receipt, Purchaser shall pay or cause to be paid to Parent any refund of Taxes received by Purchaser, any Company, or any Affiliate thereof after the Closing, or any Tax credit actually applied (to the extent so applied) to reduce the Taxes of Purchaser, any Company, or any Affiliate, for any period beginning after the Closing Date, to the extent that the Tax refunded or credited was paid on or before the Closing Date by any Company, Parent, or any Affiliate thereof for a period ending on or before the Closing Date (such portion with respect to a Straddle Period to be allocated consistently with the principles set forth in Section 5.8(c)).

(c)Straddle Periods. For purposes of this Agreement, whenever it is necessary to determine the Liability for Taxes (other than income Taxes) of either Company for any taxable period of a Company that includes (but does not end on or before) the Closing Date (a “Straddle Period”), the determination of the Taxes of a Company for the portion of the Straddle Period ending on and including, and the portion of the Straddle Period beginning after, the Closing Date shall be determined by assuming that the Straddle Period consisted of two (2) taxable years or periods, one which ended at the close of business on the Closing Date and the other which began at the beginning of the day following the Closing Date, and items of income, gain, deduction, loss or credit, and state and local apportionment factors of a Company and Parent for the Straddle Period, shall be allocated between such two (2) taxable years or periods on a “closing of the books basis” by assuming that the books of each Company and Parent were closed at the close of business on the Closing Date. However, (i) exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, and (ii) periodic Taxes such as real and personal property Taxes shall be apportioned ratably between such periods on a daily basis.

(d)Tax Treatment. All payments under this Section 5.8 shall be treated by the Parties for income Tax purposes as an adjustment to the purchase price paid for the Company Units.

(e)Resolution of Tax Related Issues. Purchaser and Parent agree to consult and attempt to resolve in good faith any disagreement or issue arising (i) as a result of the review of proposed Tax Returns under Section 5.8(a) and (ii) with respect to the calculation and allocation of Taxes under Section 5.8(c). If Purchaser and Parent cannot agree upon the resolution of any such issues that are material within fifteen (15) days, Parent and Purchaser shall refer the matter to the Independent Auditor for resolution; provided, however, that, the Independent Auditor shall not concur with a position proposed by a Party unless such position meets the more likely than not standard (as contemplated in FIN 48 under GAAP). Parent and Purchaser shall each bear 50% of the fees and expenses of the independent auditor and its determination shall be final and binding on both Parent and Purchaser, unless otherwise reversed by a Taxing Authority.

(f)Other Tax Matters. Notwithstanding and in lieu of the procedures set forth in Section 8.4, Purchaser shall promptly notify Parent in writing upon receipt by Purchaser or a Company of written notice of any pending or threatened Tax audit or Tax assessment which may affect the Tax Liabilities of a Company and for which Parent would be liable under this Agreement. Parent (and its designated representatives) shall have the right to participate, at its sole cost and expense, in any Tax matter, including any audit or administrative or judicial proceeding, which involves or results in a material Tax Liability or potential material Tax Liability for which Parent would be liable under this Agreement (“Parent Interested Tax Matter”). Purchaser shall cooperate fully with Parent (and its designated representatives) in the defense or compromise of any such Parent Interested Tax Matter. In no case shall Purchaser or a Company settle or otherwise compromise any such Parent Interested Tax Matter (including the filing of an amended Tax Return) without the prior approval of Parent, which approval will not be unreasonably withheld, conditioned or delayed.

(g)Transfer Taxes. Any sales, use, transfer, real property transfer, recording, documentary, stamp, registration, stock transfer, and other similar transfer Taxes and fees (including any penalties and interest) resulting from the purchase and sale of the Company Units shall be paid equally by Purchaser and Seller. Purchaser shall file all necessary documentation and Tax Returns with respect to such Taxes.

(h)Tax Return Amendments. Unless otherwise required by applicable Law, without Parent's prior written consent (which consent shall not be unreasonably conditioned, withheld or delayed), neither Purchaser nor either Company shall (i) amend or cause or permit the amendment of any Company Tax Return that relates to any Tax period involving Pre-Closing Taxes, (ii) extend or permit the extension or waiver of any statute of limitations applicable to any Company with respect to any Tax period involving Pre-Closing Taxes, or (iii) make or permit the making of a new filing of a Company Tax Return in any state or local jurisdiction with respect to any Tax Period involving Pre-Closing Taxes.

5.9    Records and Documents. The Parties will preserve and keep all books and records that they own immediately after the Closing relating to the business, Assets and Properties, or Licensed Assets and Properties of the Companies for a period of three (3) years following the Closing Date or for such longer period as may be required by applicable Law. After such retention period, a Party will provide at least sixty (60) days prior written notice to the other Party of its intent to dispose of any such books and records, and such other Party will be given the opportunity, at its cost and expense, to remove and retain all or any part of such books and records as it may select. During such retention period, duly authorized representatives of a Party will, upon reasonable notice, have reasonable access during normal business hours to examine, inspect and copy such books and records held by the other Party; provided, however, that to the extent that disclosing any such information would reasonably be expected to constitute a waiver of attorney-client, work product or other privilege with respect thereto, the Parties will take all commercially reasonable action to prevent a waiver of any such privilege, including entering into an appropriate joint defense agreement in connection with affording access to such information. The access provided pursuant to this Section 5.9 will be subject to such additional confidentiality provisions as the disclosing Party may reasonably deem necessary.

5.10    Litigation Support. In the event and for so long as either Party is actively contesting or defending against any Action brought by a third party in connection with any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction involving the business or Assets or Properties of a Company, the other Party will reasonably cooperate with the contesting or defending Party and its counsel in the contest or defense, make reasonably available its personnel and provide such access to its non-privileged books and records as may be reasonably requested in connection with the contest or defense, at the sole cost and expense of the contesting or defending Party (unless such contesting or defending Party is entitled to indemnification therefor under Article VIII, in which case the costs and expense will be borne by the Parties in accordance with Article VIII).

5.11    Support Arrangements.

(a)On or prior to the Closing Date (and to the extent necessary after the Closing Date), Purchaser shall use commercially reasonable efforts to (i) obtain releases of Parent and its Affiliates from all obligations under all surety and performance bonds, guarantees and other financial support arrangements (but excluding letters of credit) relating to the Companies that either (A) are set forth in Sections 5.11(a) or 5.11(b) of the Seller Disclosure Schedule or (B) are provided or otherwise become effective after the date of this Agreement and not in contravention of the terms of this Agreement (the “Support Arrangements”). Purchaser shall, with respect to the surety and performance bonds listed in Section 5.11(a) of the Seller Disclosure Schedule, to the extent not replaced on or prior to the Closing Date, (y) deliver to Parent facing or “back-up” surety bonds from a bank or surety company reasonably acceptable to Parent and containing terms and conditions reasonably acceptable to Parent and its bank and/or surety in amounts, form and substance reasonably acceptable to Parent for each such Support Arrangement outstanding on the Closing Date or (z) post cash collateral with the applicable issuer of the security bond in an amount equal to 105% (or such lesser amount in such issuer's sole discretion) of the aggregate amount of the outstanding Support Arrangement.

(b)With respect to the Bahrain Letter of Credit, Parent and its Affiliates shall (i) maintain through the third anniversary of the Closing Date and (ii) be released, and Purchaser and the Companies shall procure such releases, from the Bahrain Letter of Credit no later than the third anniversary of the Closing Date; provided, further, that if a majority of the outstanding equity of U.S. Pipe or all or substantially all of U.S. Pipe's assets are sold, Parent and its Affiliates shall be released, and Purchaser and the Companies shall procure such releases, from the Bahrain Letter of Credit upon the effectiveness of such sale. With respect to the guarantees listed in Section 5.11(b) of the Seller Disclosure Schedule, Parent shall maintain such guarantees through the date which is the earlier of (A) sixty (60) days after the Closing or (B) the date Parent or its Affiliate is released from such guarantee.

(c)Until such time as Parent and its Affiliates are released from all obligations thereunder, Purchaser shall promptly upon notice from Parent reimburse Parent (y) its reasonable out-of-pocket costs associated with the Bahrain Letter of Credit or any Support Arrangements that remain outstanding after the Closing Date and (z) within three (3) Business Days, the amount of any payments made under the Bahrain Letter of Credit or a Support Arrangement. Notwithstanding any other provision of this Agreement, none of Parent, Seller or any of their Affiliates shall be obligated to increase the amount of the Bahrain Letter of Credit or any Support Arrangement.

5.12    Administration of Workers' Compensation Claims.

(a)For all workers' compensation claims of all Employees for losses that (x) occurred after August 15, 2006 but before the Closing Date (whether existing now or made after the Closing Date) (the “Post-2006 WC Claims”) and (y) occurred on or before August 15, 2006 (whether existing now or made after the Closing Date) (the “Pre-2006 WC Claims” and collectively with the Post-2006 WC Claims, the “Pre-Closing WC Claims”), Parent shall administer or cause to be administered each such Pre-Closing WC Claim (including through the use of third-party service providers) in the ordinary course of business consistent with its past practices, and including by maintaining any necessary letters of credit, surety bonds and guarantees. Subject to the limitations contained in Section 5.12(b) below, Purchaser agrees to promptly upon notice from Parent reimburse Parent for (i) the reasonable costs of its outstanding letters of credit, surety and performance bonds, guarantees and other financial support arrangements relating to the Companies with respect to the Pre-Closing WC Claims and (ii) the cost (which shall include reasonable third-party processing costs consistent with Parent's past practices) of such Pre-Closing WC Claims upon payment by Parent. Parent will invoice Purchaser for the amount of the Pre-Closing WC Claims paid by Parent, and payment shall be made by Purchaser within thirty (30) days of each invoice.

(b)Purchaser's reimbursement obligations set forth in Section 5.12(a) above shall cease at such time as (i) in the case of the Post-2006 WC Claims, the amount of Post-2006 WC Claims paid by Purchaser to Seller pursuant to Section 5.12(a)(ii) exceeds Six Million Seven Hundred Thousand Dollars ($6,700,000) and (ii) in the case of the Pre-2006 WC Claims, the amount of Pre-2006 WC Claims paid by Purchaser to Seller pursuant to Section 5.12(a)(ii) exceeds Five Million One Hundred Thousand Dollars ($5,100,000), and Parent shall be solely responsible for such costs thereafter.

5.13    Cooperation with Financing. In order to assist Purchaser with obtaining the financing contemplated by the Debt Commitment or any other financing contemplated by Purchaser for the Closing or immediately following the Closing, Parent and Seller shall cause the Companies to provide such necessary and customary assistance and cooperation as Purchaser may reasonably request, including, without limitation, cooperation in Purchaser's preparation of all documentation for any such financing of Purchaser, Purchaser's preparation of any information memorandum or similar document or presentation, making senior management of the Companies available for a reasonable number of customary presentations and meetings and cooperation with prospective lenders in performing their due diligence, entering into customary agreements and entering into pledge and security documents, other definitive financing documents or other requested certificates or documents; provided, that such cooperation does not unreasonably interfere with the ongoing operations of the Companies. Notwithstanding anything in this Section 5.13 to the contrary, (a) the Companies shall not be required to pay any commitment fee or similar fee or incur any liability with respect to obtaining any financing contemplated by Purchaser prior to the Closing, (b) no officer, director or employee of the Companies shall be required to execute any documents that will be effective prior to the Closing and (c) the Companies shall not be required to issue any information memoranda or similar document or presentation or to indemnify any Person in connection with any such financing of Purchaser. Purchaser shall reimburse the Companies for all reasonable and documented out of pocket costs, fees and expenses incurred in connection with such assistance and cooperation. Without limiting the foregoing, none of Parent, Seller or the Companies shall be liable for any obligation incurred in connection with any such financing of Purchaser, and Purchaser shall indemnify and hold harmless Parent, Seller and the Companies with respect to such financing of Purchaser. Prior to the Closing, the proposed lenders in connection with the marketing of the financing contemplated by the Debt Commitment or any other financing contemplated by Purchaser for the Closing or immediately following the Closing shall be permitted to use the Companies' names and logos in the any information memorandum or similar document or presentation used in connection with Purchaser's obtaining such financing; provided, however, that Purchaser shall be identified as the borrower in any such information memorandum or similar document or presentation.

5.14    Interim Financial Statements. Following the end of each calendar month from the date hereof until the Closing, within thirty (30) days after the end of each month, Seller and Parent shall cause the Companies to provide Purchaser with unaudited monthly financial statements (prepared consistently with past practices and in accordance with the Accounting Principles) and Monthly Report of Operations (such reports to be in the form prepared by the Companies in the ordinary course of business) of the Companies for such preceding month.

5.15    No Negotiation.

(a)From the date of this Agreement until the earlier of the Closing or the termination of this Agreement, Seller and Parent will, and will cause their respective Affiliates and representatives (including the Companies) to, discontinue any negotiations with any Person (other than Purchaser) relating to any transaction involving the Companies, including the sale of the Company Units, any merger or consolidation or the sale of any material portion of the assets of the Companies (other than the sale of assets in the ordinary course of business) (an “Acquisition Transaction”). Until such time, if any, as this Agreement is terminated or the Closing occurs, the Seller and Parent will not, and will cause their respective Affiliates and representatives (including the Companies) not to, (i) solicit, facilitate, initiate or encourage any inquiries or proposals from, or discuss or negotiate with, any Person (other than Purchaser) relating to an Acquisition Transaction, (ii) furnish or cause to be furnished, to any Person, any information concerning the business, operations, properties or assets of the Companies in connection with an Acquisition Transaction or (iii) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing. Seller and Parent agree not to (and to cause the Companies not to) release any third party from the confidentiality and standstill provisions of any agreement to which Seller, Parent or the Companies are a party with respect to any Acquisition Transaction.

(b)Seller and Parent shall notify Purchaser orally and in writing promptly (but in no event later than twenty-four (24) hours) after receipt by any of Seller, Parent, the Companies or any of the representatives thereof of any proposal or offer from any Person other than Purchaser to effect an Acquisition Transaction or any request for non-public information relating to the Companies or for access to the properties, books or records of the Companies by any Person other than Purchaser. Such notice shall indicate the identity of the Person making the proposal or offer, or intending to make a proposal or offer or requesting non-public information or access to the books and records of the Companies, the material terms of any such proposal or offer, or modification or amendment to such proposal or offer, and include copies of any written proposals or offers or amendments or supplements thereto. Seller and Parent shall keep Purchaser informed, on a current basis, of any material changes in the status and any material changes or modifications in the material terms of any such proposal, offer, indication or request.

5.16    Non-Competition.

(a)For a period of five (5) years commencing on the Closing Date with respect to subsections (i), (ii) and (iii) below, and for a period of three (3) years commencing on the Closing Date with respect to subsections (iv) and (v) below (the “Restricted Term”), Seller and Parent shall not, and shall not permit any of their Affiliates to, directly or indirectly:

(i)engage in or assist others in engaging in the Restricted Business;

(ii)have an interest in any Person that engages directly or indirectly in the Restricted Business in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant;

(iii)intentionally interfere in any material respect with the business relationships (whether formed prior to or after the date of this Agreement) between a Company and customers or suppliers of the Companies;

(iv)hire any of the individuals listed in Section 5.16 of the Seller Disclosure Schedule; or

(v)solicit, induce or otherwise offer employment or engagement as an independent contractor to, or engage in discussions regarding employment with, any person who is or was an employee of or performed similar services for any Company, or assist any third party with respect to any of the foregoing unless such person has been separated from his or her employment or other relationship with the Purchaser and each of its Affiliates (including any Company) for a period of two (2) consecutive years; provided, however, nothing in this Section 5.16(v) shall prevent Seller, Parent or any of their Affiliates from hiring any person (i) pursuant to a general solicitation which is not directed specifically to such person; (ii) whose employment has been terminated by the Companies or Purchaser; or (iii) whose employment has been terminated by that person after one hundred eighty (180) days from the date of such termination of employment.

(b)Notwithstanding the foregoing, Seller, Parent or their Affiliates may (i) own, directly or indirectly, solely as an investment, securities of any Person traded on any national securities exchange if Seller is not a controlling Person of, or a member of a group with controls, such Person, and does not, directly or indirectly, own five percent (5%) or more of any class of securities of such Person and (ii) in connection with the sale of their products or services, alone or with any other Person (including a Competitor), even if such activity has the effect of otherwise violating the terms of this Section 5.16, bid, partner, sell, market, coordinate sales, coordinate marketing efforts or otherwise take any actions whose purpose is the sale of the products or services of Seller, Parent or their Affiliate (including, without limitation, the sale in North America of ductile iron pipe products, including pipe, joints, joint restraint products and fittings manufactured by third parties, or by Purchaser and the Companies).

(c)If Seller or Parent breaches, or threatens to commit a breach of, any of the provisions of this Section 5.16, Purchaser shall have the following rights and remedies, each of which shall be independent of the others and severally enforceable, and each of which is in addition to, and not in lieu of, any other rights and remedies available to Purchaser under law or in equity:

(i)the right and remedy to have such provision specifically enforced by any court having jurisdiction, it being acknowledged and agreed that any such breach or threatened breach may cause irreparable injury to Purchaser and that money damages may not provide an adequate remedy to Purchaser; and

(ii)the right and remedy to recover from the Seller all monetary damages suffered by Purchaser as the result of any acts or omissions constituting a breach of this Section 5.16.

(d)Nothing in this Agreement shall preclude or otherwise limit the ability of Parent to effect a sale of the shares of Parent, any merger or consolidation of Parent or the sale of any other portion of the assets of Parent to any Person and, in such event, such purchaser of the shares or assets of Parent, or successor of Parent by means of merger or consolidation, shall not be bound by the restrictions set forth in this Section 5.16.

(e)Purchaser may sell, assign or otherwise transfer this covenant not to compete, in whole or in part, to any Person that purchases all or any portion of the Business.

5.17    Bank Accounts. On or prior to the Closing Date, Purchaser and Parent will use commercially reasonable efforts to ensure that Parent and its Affiliates are released from all obligations under all banking and credit card relationships that either

(a) are set forth in Section 5.17 of the Seller Disclosure Schedule or (b) are provided or otherwise become effective after the date of this Agreement and not in contravention of the terms of this Agreement. If Purchaser is unable to obtain any such release from any such arrangement by the Closing Date, at and after the Closing Date, Purchaser and Parent will continue to use commercially reasonable efforts to ensure that Parent and its Affiliates are released from such arrangements. Purchaser shall indemnify Parent and its Affiliates against all of their respective obligations under any such arrangement from which such beneficiary is not so released on the Closing Date.

5.18    Directors and Officers. For five (5) years after the Closing Date, the Seller shall maintain directors' and officers' liability insurance for those persons who are covered by such Company's directors' and officers' liability insurance policy at the date hereof for events occurring prior to the Closing Date by (a) maintaining each Company's current directors' and officers' liability insurance and/or (b) by purchasing a “tail” policy with respect thereto.

5.19    Right of First Refusal.

(a)If Purchaser determines to pursue a sale, whether for cash, securities or other consideration and whether in a single transaction or a series of related transactions, of all or a majority of the equity interests in the Companies, or such assets of the Companies as comprise all or substantially all of the assets of the Companies, taken as a whole (any such transaction or series of related transactions, a “U.S. Pipe Sale”), prior to effecting any U.S. Pipe Sale, entering into a definitive agreement in respect of same or seeking bids from third parties for a U.S. Pipe Sale, Purchaser shall comply with its obligations set forth in this Section 5.19.

(b)In the event Purchaser determines to pursue a U.S. Pipe Sale, Purchaser shall give written notice (a “Sale Notice”) to Parent stating Purchaser's intention to pursue a U.S. Pipe Sale, and the estimated price upon which Purchaser would be willing to sell to Parent, as applicable, the equity interests in the Companies, or assets of the Companies, in each case, as described in the Sale Notice.

(c)For a period of thirty (30) calendar days following receipt of the Sale Notice (the “Exercise Period”), Parent shall have the option, but not the obligation, to purchase the equity interests or assets that are the subject of the Sale Notice, subject to due diligence and execution of definitive documents with respect to the proposed U.S. Pipe Sale. To exercise such option, Parent shall provide a written notice (the “Exercise Notice”) to Purchaser. If an Exercise Notice is not received by Purchaser by the end of such thirty (30) calendar-day period, Parent shall be deemed to have waived its rights hereunder with respect to such U.S. Pipe Sale.

(d)In the event Parent delivers an Exercise Notice, then Purchaser and Parent shall negotiate in good faith the terms of the proposed U.S. Pipe Sale, including price and other customary and commercially reasonable representations, warranties and associated indemnities in favor of Parent pursuant to the definitive agreements to be entered into in connection with the U.S. Pipe Sale, for a period of not less than sixty (60) calendar days following Purchaser's receipt of the Exercise Notice from Parent (the “Negotiation Period”).

(e)If Parent either does not deliver an Exercise Notice with respect to a Sale Notice prior to expiration of the related Exercise Period or the parties do not execute definitive agreements in respect of a proposed U.S. Pipe Sale prior to expiration of the Negotiation Period with respect to a Sale Notice, then Purchaser shall be free to enter into definitive agreements with a third party with respect to the proposed U.S. Pipe Sale on such terms and conditions as may be determined by Purchaser in its sole discretion. If Purchaser has discontinued all negotiations with all potential purchasers in connection with a U.S. Pipe Sale for a period of not less than six (6) months, then the provisions of this Section 5.19 shall again apply, and Purchaser shall not consummate or propose a U.S. Pipe Sale without again complying with this Section 5.19.

5.20    Restricted Payments. So long as Purchaser or either Company shall have any commitment under Sections 5.11 or 5.12 to Parent or any of its Affiliates, neither Purchaser nor any Company shall, nor shall they permit any Subsidiary to, directly or indirectly, (a) declare or make, directly or indirectly, any Restricted Payment, or incur any obligation (contingent or otherwise) to do so or (b) pay any management, transaction or similar fee to any Affiliate of Purchaser other than management fees and closing fees as set forth in Annex A and such other fees in connection with any future transactions involving Purchaser and/or the Company as are comparable with those set forth in Annex A; provided, however, that if Purchaser or any Company is in default of any payment obligation under Sections 5.11 or 5.12, no such fees shall be paid.

5.21    Environmental.

(a)Mini-Mill Letter of Concurrence. Prior to Closing, Seller and Parent shall cause U.S. Pipe to use their respective commercially reasonable efforts to complete all work necessary and sufficient to receive a Letter of Concurrence from the Alabama Department of Environmental Management for the Marvel City Mini Mill facility, located at 2101 18th Street, Bessemer, Alabama (“Mini Mill Property”), for Mini Mill's participation in the Alabama Voluntary Cleanup Program. In the event a Letter of Concurrence does not issue prior to Closing, Seller and Parent shall reimburse U.S. Pipe for all reasonably necessary costs and expenses required to complete all work necessary and sufficient to receive a Letter of Concurrence.

(b)Transfer Acts.

(i)Seller and Parent shall comply with any and all obligations (if any) of the Transfer Acts arising or resulting from the signing of this Agreement and/or the Closing, including but not limited to any required site investigation, cleanup or remediation, or notification, disclosure or consent.

(ii)Seller and Parent shall control the course of conduct of all matters within the scope of their compliance with the Transfer Acts; provided, however that Seller and Parent shall provide Purchaser with at least five (5) Business Days notice to review and comment in advance on any work plans, investigations, and other environmental remediation activities, and shall incorporate all reasonable comments of Purchaser in such final submissions. Seller and Parent will promptly deliver to Purchaser copies of all environmental reports, studies, surveys, test data and reports, assessments, cost estimates, correspondence (either received by or generated on behalf of Seller and Parent) relating to compliance with the Transfer Acts.

(iii)Seller, Parent, and Purchaser will cooperate to minimize costs, and nothing in this Agreement shall require actions beyond those that minimize the costs of any investigation or remediation while achieving the standard of compliance as required by Environmental Laws. Without limiting any other provision of this Section 5.21(b), the Parties agree that reasonable deed or use restrictions and institutional controls may be implemented when such measures are allowed by Environmental Laws and approved for use by the relevant Governmental Entity, and do not unreasonably interfere with the use of any Owned Real Property or Leased Real Property. Purchaser agrees to cooperate to execute and file any documents necessary to implement such deed and use limitations.

(iv)Post-Closing, Purchaser shall allow Seller and Parent and Seller's and Parent's employees, consultants, and agents reasonable access to the Leased Real Property or the Owned Real Property as necessary for Seller and Parent to fulfill their obligations under the Transfer Acts. Seller and Parent shall provide at least two (2) Business Days notice prior to exercising the access granted herein and shall not unreasonably interfere with Purchaser's activities on the Leased Real Property or the Owned Real Property. Seller and Parent shall indemnify and hold harmless Purchaser from and against any costs and expenses (not including indirect, incidental, consequential or special damages) arising out of or resulting from the negligence or willful misconduct of Seller and Parent or Seller's and Parent's employees, consultants, and agents in accessing the Leased Real Property or the Owned Real Property to perform work under the Transfer Acts.

(v)Seller's obligations under this Section 5.21(b) shall terminate upon the fulfillment of Seller's and Parent's obligations, if any, under the Transfer Acts, as documented in writing by the Connecticut Department of Energy and Environmental Protection and the New Jersey Department of Environmental Protection.

(c)Burlington, NJ Permit Transfer. Seller and Parent shall cause the transfer of the Sanitary Landfill Closure/Post-Closure Approval obtained for the Burlington, New Jersey site from U.S. Pipe into Parent and shall comply with any and all obligations imposed by such permit.

5.22    Executive Payments. Parent shall pay or cause the Companies to pay all Executive Payments at or prior to the Closing.

5.23    Release of Intercompany Claims. Effective as of the Closing, Parent, on behalf of itself and its Affiliates, hereby releases each Company from any and all Liabilities arising prior to or existing as of the Closing, provided that such release shall not apply to any obligations under this Agreement or any Ancillary Agreement.

ARTICLE VI
CONDITIONS TO THE TRANSACTION

6.1    Conditions to Obligations of Each Party. The respective obligations of each Party to effect the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

(a)all applicable waiting periods, including all extensions thereof, under the HSR Act relating to the Sale shall have expired or been terminated; and

(b)no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Sale illegal or otherwise prohibiting consummation of the Sale, substantially on the terms contemplated by this Agreement.

6.2    Additional Conditions to Obligations of Seller and Parent. The obligations of Seller and Parent to consummate and effect the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Seller and Parent:

(a)Representations and Warranties. Each representation and warranty of Purchaser contained in this Agreement that is qualified as to materiality shall have been true and correct (i) as of the date of this Agreement and (ii) on and as of the Closing Date with the same force and effect as if made on the Closing Date, without giving effect to any supplement to the Purchaser Disclosure Schedule. Each representation and warranty of Purchaser contained in this Agreement that is not qualified as to materiality shall have been true and correct in all material respects (A) as of the date of this Agreement and (B) on and as of the Closing Date with the same force and effect as if made on the Closing Date, without giving effect to any supplement to the Purchaser Disclosure Schedule.

(b)Agreements and Covenants. Purchaser shall have performed or complied in all material respects with all agreements and covenants required by this Agreement or the Ancillary Agreements to be performed or complied with by it on or prior to the Closing Date. Parent shall have received a certificate with respect to the foregoing conditions in (a) and (b) signed on behalf of Purchaser by an authorized officer of Purchaser (“Purchaser Closing Certificate”).

(c)No Litigation. No action, suit or proceeding shall be pending or threatened before any Governmental Entity which is reasonably likely to (i) prevent consummation of the Sale, or (ii) cause the Sale to be rescinded following consummation.

(d)Other Deliveries. Purchaser shall have delivered to Parent (i) copies of resolutions and actions taken by Purchaser's board of directors and/or stockholders, as applicable, in connection with the approval of this Agreement and the transactions contemplated hereunder, and (ii) such other documents or certificates as shall reasonably be required by Parent and its counsel in order to consummate the transactions contemplated hereunder.

(e)Purchaser's Performance. Purchaser shall have delivered to Seller the Purchase Price.

(f)Support Arrangements. Purchaser shall have satisfied its obligations contained in Section 5.11(a).

(g)Patent License Agreement. Purchaser shall have delivered to U.S. Pipe and Parent a duly executed Patent License Agreement, substantially in the form of Exhibit C.

(h)Trademark Assignment Agreement and Trademark Cooperation Agreement. Purchaser shall have delivered to U.S. Pipe and Parent a duly executed Trademark Assignment Agreement and Trademark Cooperation Agreement, substantially in the form of Exhibit E-1 and E-2, respectively.

(i)Employee Leasing Agreement. Purchaser shall have delivered to Parent a duly executed Employee Leasing Agreement, substantially in the form of Exhibit G.

(j)Transition and Shared Services Agreement. Purchaser shall have delivered to Parent a duly executed Transition and Shared Services Agreement, substantially in the form of Exhibit B.

6.3    Additional Conditions to the Obligations of Purchaser. The obligations of Purchaser to consummate and effect the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Purchaser:

(a)Representations and Warranties. Each representation and warranty of Seller and Parent contained in this Agreement shall be accurate in all respects (i) as of the date of this Agreement and (ii) on and as of the Closing Date with the same force and effect as if made on the Closing Date, without giving effect to any supplement to the Seller Disclosure Schedule, except for inaccuracies of representations or warranties the circumstances giving rise to which, individually or in the aggregate, do not constitute a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications therein shall be disregarded).

(b)Agreements and Covenants. Seller and Parent shall have performed or complied in all material respects with all agreements and covenants required by this Agreement or the Ancillary Agreements to be performed or complied with by Seller and Parent at or prior to the Closing Date. Purchaser shall have received a certificate with respect to the foregoing conditions in (a) and (b) signed on behalf of Seller and Parent (“Company Closing Certificate”).

(c)No Litigation. No action, suit or proceeding shall be pending or threatened before any Governmental Entity which is reasonably likely to (i) prevent the consummation of the Sale or (ii) cause the Sale to be rescinded following consummation.

(d)Material Adverse Effect. No Material Adverse Effect with respect to the Companies, taken as a whole, shall have occurred since the date of this Agreement and be continuing.

(e)Other Deliveries. Seller and Parent shall have delivered to Purchaser: (i) copies of resolutions and actions taken by Seller's managers and members and of Parent's board of directors in connection with the approval of this Agreement and the transactions contemplated hereunder, and (ii) such other documents and certificates as shall reasonably be required by Purchaser and its counsel in order to consummate the transactions contemplated hereunder.

(f)Certificates. Parent shall have cause to be delivered the certificate of formation of each Company, certified by the Secretary of State of Alabama and Delaware, as applicable, and a certificate of good standing from the State of Alabama and Delaware, as applicable, each dated within ten (10) Business Days prior to the Closing Date and of each other jurisdiction in which a Company and is qualified to do business, each dated within fourteen (14) Business Days prior to the Closing Date.

(g)Resignations. Each Company shall have caused to be delivered resignations effective as of the Closing of each of the managers and officers of each Company in their capacity as such (except to the extent that any such individuals will serve as managers or officers of a Company immediately after the Closing at the sole discretion of Purchaser), executed by such individuals.

(h)FIRTPA Certificate. Seller shall have caused to be delivered a certificate, in form acceptable to Purchaser, duly completed pursuant to Sections 1.897-2(h) and 1.1445-2(c) of the Treasury Regulations, certifying that the Company Units are not United States real property interests, along with written authorization of Purchaser to deliver such form to the Internal Revenue Service on behalf of each Company.

(i)Encumbrances. All Encumbrances (other than Permitted Encumbrances) on the Company Units and Assets and Properties of each Company must have been released at or prior to Closing, including the release and termination of each of the UCC financing statements and guarantees listed in Annex B.

(j)Assignment of Workers' Compensation Claims. The Companies and Parent shall have delivered to Purchaser a duly executed Assignment and Assumption Agreement, substantially in the form of Exhibit D, whereby Parent will assume all obligations and other Liabilities associated with the Pre-Closing WC Claims.

(k)Termination of Related Party Agreements. The Companies and Parent shall have caused to be terminated all related party agreements among Company and Parent or its Affiliates (“Related Party Agreements”) listed in Annex C.

(l)Patent License Agreement. U.S. Pipe and Parent shall have delivered to Purchaser a duly executed Patent License Agreement, substantially in the form of Exhibit C.

(m)Trademark Assignment Agreement and Trademark Cooperation Agreement U.S. Pipe and Parent shall have delivered to Purchaser a duly executed Trademark Assignment Agreement and Trademark Cooperation Agreement, substantially in the form of Exhibit E-1 and E-2, respectively.

(n)Transition and Shared Services Agreement. Parent shall have delivered to Purchaser a duly executed Transition and Shared Services Agreement, substantially in the form of Exhibit B.

(o)Employee Leasing Agreement. Parent shall have delivered to Purchaser a duly executed Employee Leasing Agreement, substantially in the form of Exhibit G.

ARTICLE VII
TERMINATION

7.1    Termination. This Agreement may be terminated at any time prior to the Closing:

(a)by mutual written agreement of Parent and Purchaser;

(b)by either Parent or Purchaser, by written notice to the other Party, if a Governmental Entity shall have issued an Order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Sale, which Order or other action is final and nonappealable;

(c)by Parent, upon written notice to Purchaser, (x) upon a material breach of any representation, warranty, covenant or agreement on the part of Purchaser set forth in this Agreement, or if any representation or warranty of Purchaser shall have become untrue, in either case such that any condition to Parent's and Seller's closing obligations set forth in Article VI would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, however, that if such breach by Purchaser is curable by Purchaser prior to the Closing Date, then Parent may not terminate this Agreement under this Section 7.1(c) for ten (10) Business Days after delivery of written notice from Parent to Purchaser of such breach provided Purchaser continues to exercise commercially reasonable efforts to cure such breach, or (y) if the satisfaction of any of the conditions to Parent's closing obligations set forth in Article VI become impossible, and Parent has not waived such condition in writing on or before such date, (it being understood that Parent may not terminate this Agreement pursuant to this Section 7.1(c) if it shall have materially breached this Agreement or if such breach by Purchaser (if curable) is cured during such ten (10) Business Day period);

(d)by Purchaser, upon written notice to Parent, (x) upon a material breach of any representation, warranty, covenant or agreement on the part of Seller or Parent set forth in this Agreement, or if any representation or warranty of Seller or Parent shall have become untrue, in either case such that the any condition to Purchaser's closing obligations set forth in Article VI would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, however, that if such breach is curable by Seller or Parent prior to the Closing Date, then Purchaser may not terminate this Agreement under this Section 7.1(d) for ten (10) Business Days after delivery of written notice from Purchaser to Parent of such breach, provided Parent continues to exercise commercially reasonable efforts to cure such breach, or (y) if the satisfaction of any of the conditions to Purchaser's closing obligations set forth in Article VI become impossible, and Purchaser has not waived such condition in writing on or before such date (it being understood that Purchaser may not terminate this Agreement pursuant to this Section 7.1(d) if it shall have materially breached this Agreement or if such breach by Seller or Parent (if curable) is cured during such ten (10) Business Day period);

(e)by either Parent or Purchaser if the Closing shall not have occurred on or prior to the date which is sixty (60) days from the date the HSR Filings are made pursuant to Section 5.2(a) (the “Termination Date”) and the terminating Party is not in material breach of this Agreement; provided, however, that the right to terminate this Agreement under this Section 7.1(e) shall not be available to a Party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Termination Date.

7.2    Notice of Termination; Effect. Any termination of this Agreement under Section 7.1 will be effective immediately upon (or, if the termination is pursuant to Section 7.1(c) or Section 7.1(d) and the proviso therein is applicable, ten (10) Business Days after) the delivery of written notice of the terminating Party to the other Parties hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect and the Sale shall be abandoned, except for and subject to the following: (a) Sections 5.4, 5.7 and 7.2, and Article IX (General Provisions) shall survive the termination of this Agreement and (b) if the Agreement is terminated by either Party pursuant to Section 7.1(c) or Section 7.1(d), then the breaching Party shall indemnify the terminating Party for all Damages incurred by the terminating Party arising out of any breach by the breaching Party of the terms hereof.

ARTICLE VIII
INDEMNIFICATION

8.1    Survival of Representations and Warranties. All representations and warranties contained in Articles III and IV shall survive the Closing, and, except as further provided in this paragraph, neither the Purchaser Claimants nor the Seller Claimants, as applicable, shall have any right to bring any claim in respect of any breach thereof unless the Purchaser Claimants (in the case of any breach of Article III) or the Seller Claimants (in the case of any breach of Article IV) have provided written notice of any such claim on or prior to the date that is eighteen (18) months following the Closing Date (the “General Survival Date”); provided, however, that (x) the representations and warranties contained in Sections 3.1, 3.2, 3.3, 3.16, 4.1, and 4.2 shall remain in full force and effect indefinitely, (y) the representations and warranties contained in Sections 3.11 and 3.13 shall survive until that date which is three (3) years from the Closing Date and (z) the representations and warranties contained in Section 3.12 shall survive until sixty (60) days past the expiration of the applicable statute of limitations (including all periods of extension, whether automatic or permissive). All covenants and agreements that by their terms contemplate performance after the Closing Date shall survive the Closing in accordance with their terms until fully performed.

8.2    Indemnification by Parent and Seller. From and after the Closing, Parent and Seller (the “Seller Indemnifying Parties”) shall jointly and severally indemnify and hold Purchaser and its respective Affiliates (including the Companies after the Closing) and their respective directors, officers, employees, shareholders, members, partners, agents, successors and assigns (collectively “Purchaser Claimants” and individually a “Purchaser Claimant”) harmless against any Damages, whether or not involving a third party claim, that Purchaser Claimants incurred directly or indirectly by reason of or attributable to:

(a)the inaccuracy or breach of any representation or warranty of Seller or Parent contained in Article III of this Agreement to the extent not caused by Purchaser;

(b)any failure by Seller or Parent to perform or comply with any covenant or obligation of Seller or Parent, as applicable, contained in this Agreement to the extent not caused by Purchaser, including but not limited to, any failure to satisfy the terms of the Assignment and Assumption Agreement;

(c)any Pre-Closing Tax;

(d)any brokerage or finder's fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any Person with a Company, Seller or Parent or any Related Person (or any Person acting on their behalf) in connection with the transactions contemplated hereby;

(e)the retained liabilities set forth on Annex D;

(f)the Restructuring;

(g)any Indebtedness of any other Person, the payment of which any Company is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, either severally or jointly with any other Person, whether contingent or otherwise; and/or

(h)Environmental Liabilities to the extent (i) related to or arising from operations at (including without limitation off-site disposal from), or conditions at, on, under or proximate to any properties, landfills, or facilities retained by the Seller Indemnifying Parties after Closing (including but not limited to the properties, landfills or facilities to be transferred out of the Companies pursuant to the Restructuring, whether or not transferred prior to Closing), or which are not otherwise conveyed to Purchaser pursuant to this Agreement, including but not limited to facilities formerly owned by U.S. Pipe (the “Non-Transferred Properties”); or (ii) any remedial, response, abatement, cleanup, investigative, and monitoring work required by a Governmental Entity (collectively, “Remedial Work”) resulting from a Release of Hazardous Materials from any Non-Transferred Properties, including without limitation a Release of Hazardous Materials which is discovered after Closing but which began before Closing. Notwithstanding the preceding, the Seller Indemnifying Parties shall not be liable under this Agreement to the extent (but only to the extent) of that portion of the costs and liabilities of any Environmental Liability or Remedial Work attributable to (y) an affirmative act of any Purchaser Claimant which causes the material aggravation of a then-existing Release of Hazardous Materials or (z) the introduction and initial Release of Hazardous Material by a Person other than either Company or any Seller Indemnifying Party or any Affiliate of any such party, from any Non-Transferred Property(ies) never owned, operated or leased by either Company or any Seller Indemnifying Party or any Affiliate of any such party.

(i)The Seller Indemnifying Parties shall not be required to indemnify a Purchaser Claimant under clause (a) of this Section 8.2 unless (i) the Damages for an individual claim (or series of related claims so substantially related as to effectively constitute one claim) exceeds $50,000 and (ii) the aggregate cumulative sum of all Damages for which indemnity would otherwise be due under clause (a) of this Section 8.2 exceeds $1,000,000 (“Seller Basket”) in which case the Seller Indemnifying Parties shall be responsible for the full amount of such Damages, including the Seller Basket. In addition and subject to Section 8.2(j) below, the maximum aggregate liability of the Seller Indemnifying Parties for which indemnification under clause (a) of this Section 8.2 shall equal $10,000,000 (the “Seller Cap”). The limitations set forth in the immediately two preceding sentences shall not apply to claims arising from an inaccuracy or breach of any representations or warranties contained in Sections 3.1, 3.2, 3.3, 3.12 and 3.16 or claims based on fraud. The aggregate liability of the Seller Indemnifying Parties under Section 8.2(a) shall not exceed the Purchase Price.

(j)In addition to and without limiting the obligations of the Seller Indemnifying Parties contained in this Section 8.2 and without any application against the Seller Cap, the Purchaser Claimants shall be permitted to claim pursuant to Section 8.2(a), and the Seller Indemnifying Parties shall indemnify and hold harmless Purchaser Claimants against, any Damages, whether or not involving a third party claim, that Purchaser Claimants incurred directly or indirectly by reason of or attributable to the inaccuracy or breach of any representations or warranties contained in Section 3.11 hereof, up to a maximum additional aggregate liability of $5,000,000 (the “Additional Environmental Cap”). At the time Purchaser makes a claim, Purchaser shall notify (which election shall not be reversible) the Seller Indemnifying Parties in writing as to whether its claim for Damages pursuant to Section 8.2(a) will be applied against the Seller Cap or against the Additional Environmental Cap, or both (in which case identifying the amount applied against each). In the event claims for Damages are made against the Additional Environmental Cap, Purchaser and the Seller Indemnifying Parties shall each be responsible for 50% of the first $1,000,000 of any Damages claimed against the Additional Environmental Cap. For clarity, (i) the Seller Indemnifying Parties maximum liability under the Additional Environmental Cap, after considering the foregoing sharing of Damages up to $1,000,000, shall be $4,500,000, (ii) Purchase Claimants may choose, at their discretion, to make a claim for Damages either against the Seller Cap, the Additional Environmental Cap, or both, (iii) any claims made against the Additional Environmental Cap shall in no way apply against, reduce or limit in any way the Seller Cap and any claims made against the Seller Cap shall in no way apply against, reduce or limit in any way the Additional Environmental Cap and (iv) the limitation contained in Section 8.2(i)(a)(i) shall not apply to claims made against the Additional Environmental Cap.

8.3    Indemnification by Purchaser. From and after the Closing, Purchaser shall indemnify and hold Parent and Seller, their Affiliates and their respective directors, officers, employees, shareholders, members, partners, agents, successors and assigns (collectively “Seller Claimants” and individually a “Seller Claimant”) harmless against any Damages, whether or not involving a third party claim, that the Seller Claimants incurred directly or indirectly by reason of or attributable to:

(a)the inaccuracy or breach of any representation or warranty of Purchaser contained in Article IV of this Agreement;

(b)any failure by Purchaser to perform or comply with any covenant or obligation of Purchaser contained in this Agreement; and

(c)any brokerage or finder's fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any Person with Purchaser (or any Person acting on its behalf) in connection with the transactions contemplated hereby.

(d)Purchaser shall not be required to indemnify a Seller Claimant under clause (a) of this Section 8.3 unless (i) the Damages for an individual claim (or series of related claims so substantially related as to effectively constitute one claim) exceeds $50,000 and (ii) the aggregate cumulative sum of all Damages for which indemnity would otherwise be due under clause (a) of this Section 8.3 exceeds $1,000,000 (the “Purchaser Basket”), in which case Purchaser shall be responsible for the full amount of such Damages, including the Purchaser Basket. In addition, Purchaser's aggregate maximum liability for indemnification under clause (a) of this Section 8.3 shall be $10,000,000. The limitations set forth in the immediately two preceding sentences shall not apply to claims arising from any inaccuracy or breach of the representations or warranties contained in Section 4.2 or claims based on fraud.

8.4    Terms and Conditions of Indemnification. The respective obligations and liabilities of the Seller and Parent, on the one hand, and Purchaser, on the other, to indemnify pursuant to this Article VIII (a “Claim”) shall be subject to the following additional terms and conditions:

(a)A Party seeking indemnification (the “Claimant”), shall promptly notify the Party or Parties (the “Indemnitor”) required to provide indemnification hereunder of any Claim but in no event later than twenty (20) days after becoming aware of the basis for such Claim; provided, however, that the failure of the Claimant to give the Indemnitor notice within the specified number of days shall not relieve the Indemnitor of any of its obligations hereunder except to the extent such failure actually prejudices such Indemnitor's ability successfully to defend the claim, action, suit or proceeding giving rise to the Claim.

(b)The Indemnitor shall have the right to undertake, by counsel or other representatives of its own choosing reasonably satisfactory to the Claimant, the defense, compromise and settlement of any third party claim (“Third Party Claim”). If the defense of a Third Party Claim is so tendered to the Indemnitor and within twenty (20) days thereafter the Indemnitor accepts such tender by written notice to the Claimant, then upon acceptance of such tender, the Indemnitor shall, unless otherwise expressly agreed in writing by the Claimant, be deemed to have agreed to indemnify the Claimant with respect to such Third Party Claim.

(c)If the Indemnitor elects not to undertake such defense, or within twenty (20) days after notice of any such Claim from the Claimant shall fail to defend or to reasonably and diligently contest, defend or litigate the Third Party Claim, the Claimant shall have the right to undertake the defense, compromise or settlement of such Claim, by counsel or other representatives of its own choosing, on behalf of and for the account and risk of the Indemnitor.

(d)Notwithstanding anything in this Section 8.4 to the contrary, (i) the Indemnitor shall not, without the Claimant's written consent, settle or compromise any claim or consent to entry of any judgment unless such compromise or settlement includes as an unconditional term thereof the giving by the claiming Party or the plaintiff to the Claimant and its Affiliates of a full and unconditional release from all Liability in respect of such Claim and such compromise or settlement does not otherwise require Claimant or its Affiliates to pay any monetary damages or otherwise restrict Claimant in any material way, and (ii) if the Indemnitor undertakes defense of any Claim, the Claimant by counsel or other representative of its own choosing and at its sole cost and expense, shall have the right to consult with the Indemnitor and its counsel or other representatives concerning such Claim and the Indemnitor and the Claimant and their respective counsel or other representatives shall cooperate and keep Claimant informed with respect to such Claim, subject to the execution and delivery of a mutually satisfactory joint defense agreement provided, that if in the reasonable opinion of counsel for the Claimant, there is a conflict of interest between the Indemnitor and the Claimant (other than the conflict arising from the Indemnitor's obligations to the Claimant under this Article VIII) in connection with a Third Party Claim, such Claimant may engage its own counsel to represent it and all other affected Claimants in the defense of such Third Party Claim, and the Indemnitor shall be responsible for the reasonable fees and expenses of such one (1) counsel for all such affected Claimants in connection with such defense.

(e)Notwithstanding anything contained in this Article VIII to the contrary, an Indemnitor shall not be entitled to assume any defense of a Third Party Claim hereunder if (i) the claim for indemnification is with respect to a criminal proceeding, action, indictment, allegation or investigation, (ii) the Claimant has been advised by counsel that a reasonable likelihood exists of a conflict of interest between the Indemnitor and the Claimant with respect to such Third Party Claim or (iii) if there is a reasonable probability that any Third Party Claim may materially and adversely affect the Claimant other than as a result of money damages or other money payments, including where equitable relief is sought or where the Third Party Claim involves a material customer or material supplier of the Claimant.

(f)For purposes of this Article VIII, the terms “material,” “Material Adverse Effect,” or similar words, to the extent they appear in any representation, warranty, covenant or other provision of this Agreement, shall be disregarded for purposes of determining (i) whether there has been a breach and (ii) the amount of any Damages. For purposes of indemnification claims pursuant to this Article VIII, in determining (i) whether there has been a breach and (ii) the amount of any Damages, the representations and warranties contained in Section 3.13(d) of this Agreement shall be deemed to have been made without any qualifications as to “knowledge.”

(g)With respect to an indemnity notice that is delivered by a Claimant, upon final resolution or acceptance of the amount of Damages subject to such indemnity notice, Parent, Seller and/or Purchaser, as appropriate, shall promptly pay the amount of such Damages to the Claimant.

(h)Any Remedial Work performed in connection with this Agreement which a Purchaser Claimant makes a Claim shall be performed by one or more professionally licensed environmental contractors or consulting engineers mutually acceptable to the Parties, such acceptance not to be unreasonably withheld, and Purchaser and Parent will consult with each other regarding the scope and implementation of any Remedial Work; provided, that this Section 8.4(h) shall not require Purchaser to adopt any proposals presented by Parent.

8.5    Indemnification Payments Constitute Adjustments to Purchase Price. Any indemnification payment hereunder shall constitute an adjustment of the Purchase Price for Tax purposes, and no Party shall take a position inconsistent therewith.

8.6    No Double Recovery. Notwithstanding anything in this Agreement to the contrary, no Person shall be entitled to indemnification under any provision of this Agreement for any amount to the extent such Person or its Affiliates have received a Purchase Price Adjustment pursuant to Section 2.4 or have been indemnified or reimbursed by, or received an offset benefit actually exercised in respect of, any insurance company or other third party (net of any applicable deductibles or similar costs or payments and costs of recovery or collection thereof) or any Tax benefit related thereto. In addition, if at any time following the payment of an indemnification obligation, the Claimant receives insurance proceeds or other third party recoveries (including offset rights exercised or Tax benefits) in respect of the related Damages, the value of any such amount will promptly be repaid by Claimant to the Indemnitor (net of any applicable deductibles or similar costs or payments and costs of recovery or collection thereof and any Taxes imposed thereon). Each Claimant shall (and Parent shall cause each Company after the Closing Date to) use commercially reasonable efforts to pursue all legal rights and remedies available to it, including obtaining insurance proceeds or Tax benefits, in order to mitigate the losses for which indemnification is provided to such Claimant under this Article VIII.

8.7    Exclusivity. Except as otherwise provided in this Agreement, after the Closing, the indemnities set forth in this Article VIII will be the exclusive remedies of the Purchaser Claimants and Seller Claimants for any misrepresentation, breach of warranty or nonfulfillment or failure to be performed of any covenant or agreement contained in this Agreement or an Ancillary Agreement and/or otherwise related to the transactions contemplated by this Agreement for the matters specifically listed in Article VIII as being subject to indemnification, and the Parties will not be entitled to a rescission of this Agreement or to any further indemnification rights, damages or claims of any nature whatsoever in respect thereof, all of which the Parties hereto hereby waive; provided, however, that the limitations herein will not limit or restrict any right to recovery for claims based on fraud. Notwithstanding anything in this Agreement to the contrary, the Seller Indemnifying Parties' maximum aggregate liability to the Purchaser Claimants with respect to Damages incurred as a result of Environmental Liabilities other than with respect to the Non-Transferred Properties shall be $14,500,000; provided, however, that the limitations herein will not limit or restrict any right to recovery for claims based on fraud.

ARTICLE IX
GENERAL PROVISIONS

9.1    Notices. All notices and other communications hereunder shall be in writing and shall be deemed given or made (a) when delivered personally (by courier service or otherwise), (b) when sent via facsimile (receipt confirmed) or (c) when actually received if sent by other commercial delivery service, to the Parties at the following addresses or facsimile numbers (or at such other address or facsimile numbers for a Party as shall be specified by like notice):

if to Parent or Seller, to:

Mueller Water Products, Inc.
1200 Abernathy Road N.E., Suite 1200
Atlanta GA 30328
Attention: General Counsel
Telephone: (770) 206-4200
Facsimile: (770) 206-4260

with a copy to:

Bryan Cave LLP
1201 West Peachtree Street
Fourteenth Floor
Atlanta, GA 30309
Attention: Todd Wade, Esq.
Telephone: (404) 572-6694
Facsimile: (404) 572-6999

if to the Purchaser to:

USP Holdings Inc.
c/o Wynnchurch Capital, Ltd.
6250 N. River Road
Suite 10-100
Rosemont, IL 60018
Attention: Terry Theodore and Chris O'Brien
Telephone: (847) 604-6100
Facsimile: (847) 604-6118

with a copy to:

Foley & Lardner LLP
500 Woodward Ave, Suite 2700
Detroit, MI 48226
Attention: Thomas B. Spillane and Daljit S. Doogal
Telephone: (313) 234-7100
Facsimile: (313) 234-2800

9.2    Interpretation. When a reference is made in this Agreement to an Exhibit or Schedule, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation” unless preceded by a negative predicate. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. The words “herein” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision, and to any certificates delivered pursuant hereto. The headings contained in this Agreement are for reference purposes only and shall not modify define, limit, expand or otherwise affect in any way the meaning or interpretation of this Agreement. The use of any gender herein shall be deemed to be or include the other genders and the use of the singular herein shall be deemed to be or include the plural (and vice versa), wherever appropriate. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity.

9.3    Counterparts; Facsimile Signatures. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that all Parties need not sign the same counterpart. Delivery by facsimile to counsel for the other Party of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.

9.4    Entire Agreement; Third Party Beneficiaries. This Agreement, the Ancillary Agreements, and the other documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Exhibits and Schedules hereto (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) are not intended to and shall not confer upon any other person other than the Parties to this Agreement, the Ancillary Agreements or such other documents, instruments and agreements any legal or equitable rights or remedies hereunder.

9.5    Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provisions of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.6    Other Remedies; Specific Performance. Any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

9.7    Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof.

9.8    Rules of Construction. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

9.9    Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties. Subject to the first sentence of this Section 9.9, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective legal representatives, successors and permitted assigns. Notwithstanding the foregoing, Purchaser shall be permitted to transfer and/or assign its rights pursuant to Section 8.2(h) to any transferee of all or substantially all of the assets of either or both Companies or any transferee of all of the ownership interest in either or both Companies, and such future assignees shall also have the right to transfer and/or assign such rights (including the right to transfer and/or assign) to any transferee of all or substantially all of the assets of either or both Companies or any transferee of all of the ownership interest in either or both Companies.

9.10    Amendment. This Agreement may be amended, modified or supplemented by the Parties at any time only by execution of an instrument in writing signed by the Parties.

9.11    Extension; Waiver. At any time prior to the Closing, any Party may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party delivered to the other Party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right. Waiver by any Party of any breach of or failure to comply with any provision of this Agreement by the other Party shall not be construed as, or constitute, a continuing waiver of such provision, or a waiver of any other breach of, or failure to comply with, any other provision of this Agreement.

9.12    Dispute Resolution.

(a)Except as otherwise provided herein, in the event of a dispute hereunder or relating to the transactions contemplated hereby, including under or with respect to any of the agreements and instruments to be executed and delivered pursuant hereto, arbitration will be the sole and exclusive method of resolving the dispute, except that a Party may seek a preliminary injunction, temporary restraining order, or other preliminary judicial relief if, in its judgment, the action is necessary to avoid irreparable damage or harm.

(b)The arbitrator will consist of any Person who is mutually acceptable to the Parties to the dispute. However, if the Parties are unable to agree on a single arbitrator, an arbitration panel of three arbitrators will be selected as provided below. Each Party (Parent and Seller, on the one hand, and Purchaser on the other hand), shall select one arbitrator, within ten (10) days from the date one Party advises the other Party that it cannot agree on a single arbitrator, and the third arbitrator shall be selected by the two chosen by the Parties within ten (10) days of such two arbitrators being chosen. Every arbitrator must be independent (not a party to this Agreement or a lawyer or relative to a Party or an agent, officer, director, employee, shareholder or affiliate of a Party to or a relative of any of those persons) without any economic or financial interest of any kind in the outcome of the arbitration. Each arbitrator's conduct will be governed by the rules of the American Arbitration Association. The arbitration will be conducted in New York, New York, in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The arbitrator or arbitration panel will use reasonable efforts to cause the arbitration to be concluded as soon as practicable. The arbitrators shall not be empowered to award punitive damages.

(c)The arbitrator or a majority of the arbitration panel shall render its decision in writing within thirty (30) days after the conclusion of the hearing. The decision of the arbitrator or arbitration panel will be final, binding and conclusive as to all the Parties, absent fraud or manifest error, and the decision of the arbitrator or arbitration panel will not be subject to appeal, review or re-examination, except for willful misconduct by an arbitrator that prejudices the rights of any Party to the arbitration.

(d)The prevailing Party in any dispute shall be entitled to recover from the other Party all of its costs and expenses incurred in connection with the enforcement of its rights hereunder or thereunder, including reasonable attorneys' fees (including those of in house counsel) and costs incurred before and at arbitration, at any other proceeding, at all tribunal levels and whether or not suit or any other proceeding is brought.

9.13    Currency and Payment Obligations. Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein means U.S. dollars and all payments hereunder shall be made in U.S. dollars. If any payment is required to be made or other action (including the giving of notice) is required to be taken pursuant to this Agreement on a day which is not a Business Day, then such payment or action shall be considered to have been made or taken in compliance with this Agreement if made or taken on the next succeeding Business Day.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the date first written above.
Parent:
MUELLER WATER PRODUCTS, INC.
By:     /s/ Gregory E. Hyland
Name:     Gregory E. Hyland
Title:     Chairman, President and CEO
Seller:
MUELLER GROUP, LLC
By:     /s/ Gregory E. Hyland
Name:     Gregory E. Hyland
Title:     Chairman, President and CEO
Purchaser:
USP HOLDINGS INC.
By:     /s/ Christopher P. O'Brien
Name:     Christopher P. O'Brien
Title:     Vice President

EXHIBIT A
CERTAIN DEFINITIONS
“Accounting Principles” means GAAP as applied in accordance with the accounting methodologies, policies and procedures used by Parent in preparing Parent's financial statements, consistently applied (provided that such methodologies, policies and procedures comply with GAAP).
“Acquisition Transaction” has the meaning set forth in Section 5.15.
“Action or Proceeding” means any claim, action, suit, complaint, litigation, proceeding, investigation, mediation, arbitration or other procedure by or before any Person.
“Additional Environmental Cap” has the meaning set forth in Section 8.2(j).
“Affiliate” means, as applied to any Person, any other Person Directly or Indirectly controlling, controlled by or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, Directly or Indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.
“Agreement” has the meaning set forth in the Preamble.
“Americans with Disabilities Act” means Americans With Disabilities Act of 1990, 42 U.S.C. § 12101 et seq.
“Ancillary Agreements” means, collectively, the Confidentiality Agreement and all other agreements to be entered into in connection with the transactions contemplated by this Agreement.
“Assets and Properties” of any Person means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, whether absolute, accrued, contingent, fixed or otherwise and wherever situated), including the goodwill related thereto, owned and controlled by such Person, which may include (without limitation) accounts and notes receivable, chattel paper, documents owned and controlled by such Person (including those involving Proprietary Information), instruments, Licenses, Contracts, Software, general intangibles, assets, real estate, equipment, inventory, goods and Intellectual Property.
“Bahrain Letter of Credit” means the Irrevocable Standby Letter of Credit No. 3103247, dated February 15, 2011, issued by BNP Paribas Manama in favor of the Bahrain Electricity & Water Authority, further amended by that certain Amendment to a Documentary Credit, dated March 31, 2011.
“Business” means the research and development, design, manufacture, fabrication, production, marketing, distribution, supply and/or sale of ductile iron pipe products (including fabricated pipe, coated pipe and lined pipe products) and fittings, joint restraint products and other ductile iron products for use primarily in drinking water and wastewater infrastructure construction and ancillary activities related to the foregoing.
“Business Days” means any day other than a Saturday, Sunday or other day on which commercial banks in New York City, New York, or Atlanta, Georgia are required or authorized by law to be closed.
“Business Employees” has the meaning set forth in Section 5.6.
“Business Licenses” means all Licenses, (including applications therefore), which are used or held for use either by the Company or Parent in connection with or are necessary for the conduct of the business of either the Company or Parent.
“Cash and Cash Equivalents” means, with respect to the Company and Parent taken as a whole, (i) all cash, demand deposits, short-term, highly liquid investments and other cash equivalents, that are repayable on demand and freely remittable as of the Closing Date into a known amount of cash, less (ii) the aggregate amount of any outstanding checks, drafts or wires as of the Closing Date.
“CERCLA” has the meaning set forth below, under “Environmental Laws.”
“Charter Documents” has the meaning set forth in Section 3.4(a).

“Claim” has the meaning set forth in Section 8.4.
“Claimant” has the meaning set forth in Section 8.4(a).
“Closing” has the meaning set forth in Section 2.2.
“Closing Balance Sheet” has the meaning set forth in Section 2.4(c)(i).
“Closing Date” has the meaning set forth in Section 2.2.
“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.
“Company” and “Companies” each has the meaning set forth in the Recitals.
“Company Closing Certificate” has the meaning set forth in Section 6.3(a).
“Company Employees” has the meaning set forth in Section 5.6.
“Company-Licensed Intellectual Property” means all Intellectual Property that is owned or controlled by someone other than either Company and then licensed to a Company and used or held for use in, or material to the conduct of, the business of such Company.
“Company-Owned Intellectual Property” means any Intellectual Property that is owned and controlled by either Company (or both Companies).
“Company Plans” has the meaning set forth in Section 3.13(a).
“Company-Sponsored Plans” has the meaning set forth in Section 3.13(a).
“Company Transaction Expenses” means all fees and expenses of the Companies (or for which any Company is liable) for legal, accounting, investment banking and other professional counsel in connection with the transactions contemplated hereby.
“Company Units” has the meaning set forth in the Recitals.
“Competitor” means any Person that now or hereafter engages in any aspect of the Business.
“Confidential Information” means information and materials not commonly known by or available to the public that the Companies and Seller treat as confidential but that does not qualify as a Trade Secret and includes information and materials that the Companies and Seller are under a duty to a third party to maintain as confidential or use for limited purposes.
“Confidentiality Agreement” means that Confidentiality Agreement, dated August 17, 2011, by and between Parent and Wynnchurch Capital, Ltd.
“Contract” means any agreement, lease, license, purchase order, evidence of Indebtedness, mortgage, indenture, security agreement or other contract or arrangement (whether written or oral) setting forth a legal obligation or right of a party thereto with respect to the subject matter thereof (including all amendments, supplements thereto, restatements thereof and consents, waivers and notices thereunder which affect the rights and/or obligations of any of the parties thereto).
“Copyrights” has the meaning set forth below, under “Intellectual Property”.
“Damages” means and shall include (i) all debts, liabilities and obligations; (ii) all losses, damages, judgments, awards, settlements, costs and expenses (including, without limitation, interest (including prejudgment interest in any litigated matter), and costs of investigation, assessment, removal and remediation of Releases, Hazardous Materials or any other environmental conditions, penalties, court costs and reasonable legal and expert witness fees and expenses); and (iii) all demands, claims, suits, actions, costs of investigation, causes of action, proceedings and assessments, whether or not ultimately determined to be valid; provided, however, that the foregoing shall not be construed to preclude recovery by the Claimant in respect of Damages directly incurred from Claims by third parties.
“Directly or Indirectly” means as an individual, partner, shareholder, member, creditor, director, officer, principal, agent,

Employee, trustee, consultant, advisor or in any other relationship or capacity.
“DOL” means the United States Department of Labor.
“Domain Name” has the meaning set forth below, under “Intellectual Property”.
“Employee” means any current or former employee, officer or director of a Company.
“Employment Agreement” has the meaning set forth in Section 3.14(d).
“Encumbrance” means any mortgage, pledge, security interest, lien, charge, hypothecation, security agreement, right of first refusal or other encumbrance, of any kind under any agreement, arrangement, commitment or understanding, whether written or oral, or any conditional sale Contract, title retention Contract or other Contract to give any of the foregoing.
“Environment” means any surface or subsurface physical medium or natural resource, including, air, land, soil, surface waters, ground waters, stream and river sediments.
“Environmental Disclosure Schedule” means, (a) for purposes of Section 6.3(a) and Section 7.1(d) hereof, both Section 3.11(A) and Section 3.11(B) of the Seller Disclosure Schedule and (b) for purposes of Article VIII hereof, only Section 3.11(B) of the Seller Disclosure Schedule. For clarity, when determining for purposes of Article VIII hereof both (i) whether there has been a breach and (ii) the amount of any Damages, “Environmental Disclosure Schedule” shall mean only Section 3.11(B) of the Seller Disclosure Schedule.
“Environmental Laws” means any Law or rule of common law (including, without limitation, nuisance and trespass claims) of any Governmental Entity, relating to human health, occupational safety, any Hazardous Material, natural resources or the environment (including, without limitation, ground, air, water or noise pollution or contamination, and underground or above-ground storage tanks), and shall include, without limitation, the Solid Waste Disposal Act, 42 U.S.C. § 6901 et seq.; the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. §9601 et seq. (“CERCLA”), as amended by the Superfund Amendments and Reauthorization Act of 1986 (“SARA”); the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq.; the Safe Drinking Water Act, 42 U.S.C. § 300f et seq., and their state equivalents or analogs, and any other state or federal environmental statutes, and all rules, regulations, orders and decrees under any of the foregoing, as any of the foregoing now exist.
“Environmental Liabilities” means any Liabilities, including costs of Remedial Work of any matter (including those related to Third Party Claims) relating to the Environment of whatever kind or nature by any Person, which are incurred as a result of (A) the presence of or Release into the ambient air, surface water, groundwater, land surface or subsurface strata of any Hazardous Materials, (B) the transportation, treatment, storage or disposal of Hazardous Materials, or (C) the violation of any Environmental Laws. Notwithstanding the preceding, however, “Hazardous Material” will not mean or include any such Hazardous Material (y) used, generated, manufactured, stored, disposed of or otherwise handled in normal quantities in the ordinary course of business in compliance with, and so as not to create an Liability for either Company under, all applicable Environmental Laws as in existence on the date of this Agreement or (z) that in their relevant concentrations are demonstrated to be solely attributable to naturally occurring background concentrations in any ambient air, surface water, groundwater, land surface or subsurface strata.
“Environmental Permits” has the meaning set forth in Section 3.11(c).
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended and the rules and regulations promulgated thereunder.
“ERISA Affiliate” means any entity that is a member of a controlled group with, under common control with, or otherwise required to be aggregated with Parent pursuant to Sections 414(b), (c), (m) or (o) of the Code.
“Estimated Closing Balance Sheet” has the meaning set forth in Section 2.4(a).
“Estimated Closing Statement” has the meaning set forth in Section 24(a).
“Estimated Net Indebtedness” means a good faith estimate of Net Indebtedness as mutually agreed to by Purchaser and Parent prior to the Closing.

“Estimated Net Working Capital” means a good faith estimate of Net Working Capital as mutually agreed to by Purchaser and Parent prior to the Closing.
“Exchange Act” means Securities Exchange Act of 1934, as amended.
“Executive Payment” means any bonus, change of control payment or other amount (including all withholding and other payroll Taxes payable by the employee or a Company) fully earned by, and due and payable to, any employee by any Company (or Affiliate thereof) or Purchaser (i) at or prior to the Closing or (ii) solely by reason of the consummation of the transactions contemplated by this Agreement (but specifically excluding any double trigger change in control payments where the second trigger is the termination of employment after the Closing Date), including any retention or other amount (including all withholding and other payroll Taxes payable by the employee or a Company) fully earned by, and due and payable to, any employee by any Company or Purchaser under the Special Incentive Award Program for Selected Employees of U.S. Pipe.
“Exercise Notice” has the meaning set forth in Section 5.19(c).
“Exercise Period” has the meaning set forth in Section 5.19(c).
“Fast Fabricators” has the meaning set forth in the Recitals.
“Fabricators LLC Agreement” has the meaning set forth in Section 3.1(b).
“Fabricators Units” has the meaning set forth in Section 3.2(a).
“Financial Statements” has the meaning set forth in Section 3.7(a).
“GAAP” means accounting principles generally accepted in the United States of America as of the date of this Agreement is applied by the Companies.
“General Survival Date” has the meaning set forth in Section 8.1.
“Governmental Entity” means any United States federal, state or local and any foreign governmental, regulatory or administrative authority, agency, commission, legislature, department, bureau, court, tribunal or arbitral body.
“Hazardous Material” means any material or substance, whether solid, liquid or gaseous: (i) which is listed, regulated or defined as a “hazardous substance,” “hazardous waste,” “hazardous material,” “regulated substance,” “toxic substance,” “contaminant,” “pollutant” or “solid waste,” or otherwise classified or regulated as hazardous or toxic, in or pursuant to any Environmental Laws, or for which a Person may be subject to Liability under any Environmental Laws; (ii) which is or contains asbestos, lead-based paint, radon, any polychlorinated biphenyl, polybrominated biphenyl ether, urea formaldehyde foam insulation, explosive or radioactive material, motor fuel, or petroleum (including, without limitation, petroleum products, by-products, constituents or other petroleum hydrocarbons), fungi, bacterial or viral matter which reproduces through the release of spores or the splitting of cells or other means, (including without limitation, mold, toxic or mycotoxin spores); or (iii) which causes a contamination or nuisance on, in, at, under, around or affecting any property or a hazard, or threat of the same, to public health, human health or the environment.
“HSR Act” has the meaning set forth in Section 5.2(a).
“Indebtedness” means with respect to the Companies (i) all obligations for borrowed money or with respect to deposits or advances of any kind, (ii) all obligations evidenced by bonds, debentures, debt securities, notes or similar instruments, (iii) all obligations upon which interest is customarily paid, (iv) all obligations for purchase money financing, including obligations under conditional sale or other title retention agreements or issued or assumed in respect of deferred purchase price, relating to assets purchased by a Company, (v) all guarantees of any obligation of the type described in the clauses hereof of any other Person, (vi) all interest rate protection, foreign currency exchange or other interest or exchange rate hedging agreements, (vii) Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise to be secured by) any Encumbrances on property owned or acquired by such Person, (viii) all obligations under leases required to be (or which have been) capitalized in accordance with GAAP, (ix) any distributions, loans or advances payable to any Company's Affiliates or shareholders as of the Closing, (x) accrued interest and premiums on any of the foregoing, (xi) all obligations as an account party in respect of letters of credit and bankers' acceptances, (xii) all Company Transaction Expenses, and (xiii) all unpaid Executive Payments; provided that “Indebtedness” shall exclude (w) accounts payable incurred in the ordinary course of business, (x) any Liability related to potential product warranty or replacement claims that would not be required by GAAP to be disclosed on a balance sheet and (y) amounts owed to an Affiliate that will be cancelled as of the Closing and (z) and any other amount to the extent taken into account in calculating Net Working Capital.
“Indemnitor” has the meaning set forth in Section 8.4(a).
“Independent Auditor” has the meaning set forth in Section 2.4(c).
“Insurance Policies” has the meaning set forth in Section 3.15.
“Intellectual Property” means any or all of the following and all rights, arising out of or associated therewith, (a) all patents and patent applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof (collectively, “Patents”); (b) all underlying works of authorship copyrights, copyright registrations and applications therefore (“Copyrights”), (c) all internet uniform resource locators, domain names and social media account names or similar items (“Domain Names”); (d) trade names, logos, slogans, designs, trade dress, common law trademarks, service marks, and any registrations and applications therefor throughout the world (collectively, “Trademarks”); (e) all rights and benefits under any IP Licenses; (f) mask works and mask work registrations, know-how, discoveries, improvements, designs, shop and royalty rights, and rights and benefits under any employee covenants and agreements respecting intellectual property and non-competition; and (g) any similar or equivalent rights to any of the foregoing as recognized by law as an intangible, intellectual property right and interest.
“Inventory” means all inventory of any Company held at all locations (including in transit), including raw materials, packing materials, work-in-progress, finished goods, supplies, parts (including spare parts, service parts or repair parts) and similar items related thereto, used or held for use by any Company (including all such items that are in transit while owned by any Company, whether to or from any Company or a Third Party at any Company's direction) and including any such held by any other Person pursuant to a bailment arrangement or otherwise.
“IRS” means the United Stated Internal Revenue Service.
“IP Licenses” mean all licenses, sublicenses, authorizations and Contracts with respect to any Company-Licensed Intellectual Property that: (i) is incorporated in, is, or forms a part of any product or service of a Company, or (ii) is used by a Company.
“Knowledge” (including any derivation thereof such as “known” or “knowing”) means the actual knowledge assuming due inquiry of (i) Christopher P. O'Brien and Terry M. Theodore, in the case of the Knowledge of Purchaser and (ii) Gregory E. Hyland, Paul Ciolino, Brad Overstreet, Bob Waggoner, Paul Pereira and Stacey Barry, in the case of the Knowledge of Seller.
“Law” means any U.S. federal, state, or local, and any foreign, statute, law, ordinance, regulation, rule, code, order, judgment, decree, or other requirement or rule of law, as in effect from time to time, including the Foreign Corrupt Practices Act of 1977.
“Leased Real Property” has the meaning set forth in Section 3.6(b).
“LLC Agreements” has the meaning set forth in Section 3.1(b).
“Liability” and “Liabilities” means with respect to any Person, any Indebtedness, liability, debt or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, matured or unmatured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is, or is required to be, accrued on the financial statements (if any) of such Person.
“License” means any license, permit, certificate of authority, authorization, approval, registration, franchise and similar consent granted or issued by any Governmental Entity.
“Licensed Assets and Properties” of any Person means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, whether absolute, accrued, contingent, fixed or otherwise and wherever situated), including the goodwill related thereto, leased or licensed by such Person under Contract and used in the operation of the business of such Person, which may include (without limitation) real estate, Software, equipment, documents of another party (including those involving Proprietary Information owned and controlled by a third party), inventory, goods and Intellectual Property.

“Material Adverse Effect” means any fact, circumstance, event, change, effect or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes, effects or occurrences, has had or would be reasonably expected to have a material adverse effect on (a) the financial condition, business or results of operations of the Companies, taken as a whole, or (b) the ability of Parent or Seller to consummate the transactions contemplated by this Agreement; provided, however, that none of the following, and no effect arising out of or resulting from the following, shall be deemed to be a Material Adverse Effect and shall not be considered in determining whether there has occurred, or may, would or could occur, a Material Adverse Effect: (i) changes, events, occurrences or conditions generally affecting the economy, political climate or the credit, financial or capital markets in the United States or elsewhere in the world, including changes in interest rates, (ii) changes, events, occurrences or effects arising out of, resulting from or attributable to acts of terrorism, war (whether or not declared), or any escalation or worsening of such acts of terrorism or war (whether or not declared), pandemics, earthquakes, hurricanes, tornados, tsunamis or other natural disaster occurring in the United States or elsewhere in the world, (iii) changes, events, occurrences or effects arising out of, resulting from or attributable to changes or prospective changes in Law, GAAP or other accounting standards, regulations or principles or any changes or prospective changes in the interpretation or enforcement of any of the foregoing, (iv) any general economic factors or conditions affecting the industries or markets in which a Company is involved generally, (v) changes as a result of any action or failure to take action, in each case, consented to or requested by Purchaser, (vi) events attributable to the announcement or performance of this Agreement or the consummation of the transactions contemplated hereby or the pendency of the Sale (including the loss or departure of officers or other employees of a Company, or the termination, reduction (or potential reduction) or any other negative effect (or potential negative effect) on a Company's relationships or agreements with any of its customers, suppliers or other business partners; provided, however, that, any fact, circumstance, event, change or occurrence referred to in clauses (i) through (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur to the extent (but only to the extent) that such fact, circumstance, event, change or occurrence has had, or would reasonably be expected to have, a materially disproportionate impact on the financial condition, business or results of operations of the Companies, taken as a whole, relative to other participants in the industries in which a Company is involved (in which event the extent of such material adverse change may be taken into account in determining whether a Material Adverse Effect has occurred).
“Material Contract” has the meaning set forth in Section 3.17(b).
“Negotiation Period” has the meaning set forth in Section 5.19(d).
“Net Indebtedness” means the difference between the Companies' (i) Indebtedness and (ii) all Cash and Cash Equivalents.
“Net Indebtedness Target” means Zero Dollars ($0).
“Net Working Capital” means, as of 12:01 a.m. Atlanta, Georgia, time on the Closing Date, the amount equal to the aggregate current assets of the Companies minus the aggregate current liabilities of the Companies, each calculated in accordance with the Accounting Principles; provided, however, that for purposes of this definition (i) current assets shall exclude Cash and Cash Equivalents, accounts, notes or other amounts receivable from Affiliates of the Companies, and current and non-current Tax assets and (ii) current liabilities shall exclude Indebtedness, accounts payable to Affiliates of the Companies, current and non-current Tax Liabilities and current and non-current Liabilities related to workers' compensation.
“Net Working Capital Target” means One Hundred Million Dollars ($100,000,000).
“Non-Transferred Properties” has the meaning set forth in Section 8.2(h).
“Objection Letter” has the meaning set forth in Section 2.4(c)(ii).
“Objection Notice” has the meaning set forth in Section 2.5(b).
“Order” means any writ, judgment, decree, notice, ruling, opinion, stipulation, determination, injunction or similar order or award of any arbitrator, mediator or Governmental Entity (in each such case whether preliminary or final).
“Overpayment” has the meaning set forth in Section 5.8(b).
“Owned Real Property” has the meaning set forth in Section 3.6(b).
“Parent” has the meaning set forth in the Preamble.
“Parent Interested Tax Matter” has the meaning set forth in Section 5.8(f).

“Party” or “Parties” each has the meaning set forth in the Preamble.
“Patents” has the meaning set forth above, under “Intellectual Property.”
“Permitted Encumbrance” means, in each case, so long as adequate reserves or accruals have been made in accordance with the Accounting Principles, (i) any Encumbrance for Taxes not yet due or delinquent or for Taxes being contested in good faith by appropriate proceedings and disclosed in the Seller Disclosure Schedule and (ii) any statutory Encumbrance arising in the ordinary course of business by operation of Law with respect to a Liability that is not yet due and payable and does not materially impair the value of the property subject to such Encumbrance or the use of such property in the conduct of the Business.
“Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.
“Personal Property Leases” means (i) the leases or subleases of tangible personal property described in Section 3.6(b) of the Seller Disclosure Schedule as to which the Company or Parent is the lessor or sublessor, and (ii) the leases of tangible personal property described in Section 3.6(b) of the Seller Disclosure Schedule as to which the Company or Parent is the lessee or sublessee, together with any options to purchase the underlying property.
“Post-2006 WC Claims” has the meaning set forth in Section 5.12(a).
“Pre-Closing Tax” means (i) any Tax of any Company, Parent, or any Affiliate thereof attributable to the period on or before the Closing Date (including any Tax for the portion of any Straddle Period ending on or before the Closing Date as determined in Section 5.8(c)), (ii) any Tax of any other Person arising by reason of a Company being a member of any “affiliated group” (within the meaning of Code § 1504(a)) on or prior to the Closing Date, including pursuant to Treasury Regulations § 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision of state, local or foreign law), and (iii) any Tax of any Person imposed on any Company as a transferee or successor, by contract or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring before the Closing Date.
“Pre-Closing WC Claims” has the meaning set forth in Section 5.12(a).
“Pre-2006 WC Claims” has the meaning set forth in Section 5.12(a).
“Proprietary Information” means all “Confidential Information” and “Trade Secrets.”
“Purchase Price” has the meaning set forth in Section 2.3.
“Purchaser” has the meaning set forth in the Preamble.
“Purchaser Claimant” and “Purchaser Claimants” have the meanings ascribed to them in Section 8.2.
“Purchaser Closing Certificate” has the meaning set forth in Section 6.2(b).
“Real Property” has the meaning set forth in Section 3.6(b).
“Real Property Leases” means (i) the leases and subleases of real property with respect to the Company's or Parent's facilities which are described in Section 3.6(a) of the Seller Disclosure Schedule as to which the Company or Parent is the lessor or sublessor, and (ii) the leases and subleases of real property described in Section 3.6(a) of the Seller Disclosure Schedule as to which the Company or Parent is the lessee or sublessee, together with any options to purchase the underlying property and leasehold improvements thereon, and in each case all other rights, subleases, licenses, permits and profits appurtenant to or related to such leases and subleases.
“Recent Balance Sheet” has the meaning set forth in Section 3.7(a).
“Related Party Agreements” has the meaning set forth in Section 6.3(m).
“Release” means any past or present release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, depositing, escaping, injecting, leaching, dispersing, seeping, migrating, filtering, dumping, disposing, injecting or other releasing into the indoor or outdoor environment (including, without limitation, ambient air, surface water, groundwater, and surface or subsurface strata) or into or out of any property, whether intentional or unintentional, including, without limitation, the movement of Hazardous Material on, in, under, above, about, through or into the air, soil, surface water, or groundwater.
“Remedial Work” has the meaning set forth in Section 8.2(h).
“Response Period” has the meaning set forth in Section 2.5(b).
“Restricted Business” means (i) the manufacture in North America (ii) or the manufacture other than in North America if the sale of such manufactured product by or on behalf of Parent or its Affiliates occurs in North America, of ductile iron pipe and joints and fittings that connect ductile iron pipe for the transmission and distribution of potable, reuse, waste and industrial water. Notwithstanding the foregoing, "Restricted Business" shall not include the manufacture or sale of any product categories that Anvil International, LLC or Mueller Co. LLC sell as of the Closing Date, or the manufacture or sale of any grooved piping joints and fittings.
“Restricted Payment” means any dividend or other distribution (whether in cash, securities or other property) with respect to any equity interest of any Person or any of its Subsidiaries, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, defeasance, acquisition, cancellation or termination of any such equity interest, or on account of any return of capital to such Person's stockholders, partners or members (or the equivalent of any thereof), or any option, warrant or other right to acquire any such dividend or other distribution or payment. Without limiting the foregoing, “Restricted Payments” with respect to any Person shall also include all payments made by such Person with any proceeds of a dissolution or liquidation of such Person to the extent not otherwise expressly permitted hereunder.

“Restricted Term” has the meaning set forth in Section 5.16(a).
“Restructuring” means the transactions set forth in Section 5.1(b) of the Seller Disclosure Schedule, which shall be undertaken in form and substance reasonably acceptable to Purchaser.
“Sale” has the meaning set forth in Section 2.1.
“Sale Notice” has the meaning set forth in Section 5.19(b).
“SARA” has the meaning set forth above, under “Environmental Laws.”
“Schedule of Adjustments” has the meaning set forth in Section 2.4(c)(i).
“SEC” means the Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1934, as amended.
“Seller” has the meaning set forth in the Preamble.
“Seller Cap” has the meaning set forth in Section 8.2(i).
“Seller Claimant” and “Seller Claimants” have the meanings ascribed to them in Section 8.3.
“Seller Disclosure Schedule” has the meaning set forth in the Preamble to Article III.
“Seller Indemnifying Parties” has the meaning set forth in Section 8.2.
“Seller Group Plans” means, collectively, (i) all “employee benefit plans” (within the meaning of Section 3(3) of ERISA), (ii) all medical, dental, life insurance, equity bonus or other incentive compensation, disability, salary continuation, severance, retention, retirement, pension, deferred compensation, vacation, sick pay or paid time off plans, and (iii) any other plans, agreements, trust funds or arrangements (whether written or unwritten, insured or self-insured) (A) established, maintained, sponsored or contributed to (or with respect to which any obligation to contribute has been undertaken) by Parent or any of its ERISA Affiliates on behalf of any Employee, officer, director, stockholder or other service provider of either Parent or any ERISA Affiliate (whether current, former or retired) or their beneficiaries, or (B) with respect to which either Parent or any of its ERISA Affiliates has or has had any obligation on behalf of any such Employee, officer, director, stockholder or other service provider or beneficiary.

“Software” means all software code, including without limitation, computer programs, operating systems, applications, firmware, and software tools along with documentation related thereto.
“Straddle Period” has the meaning set forth in Section 5.8(c).
“Subsidiary” means, with respect to any Person, any corporation, partnership, limited partnership, limited liability company, limited liability partnership, joint venture or other legal entity, a majority of the stock or other equity interests or voting power of which is owned, Directly or Indirectly, by such Person (either alone or through or together with any other subsidiary of such Person).
“Support Arrangements” has the meaning set forth in Section 5.11(a).
“Tax” means (i) any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Taxing Authority, including, without limitation, taxes or other charges on or with respect to income, built-in gains, excessive net passive income, franchises, windfall or other profits, gross receipts, property, sales, use, unclaimed property, escheatment registration, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation or net worth, taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes, license, registration and documentation fees, and customs' duties, tariffs and similar charges; (ii) any Liability for the payment of any amounts of the type described in clause (i) as a result of being a member of an affiliated, combined, consolidated or unitary group for any taxable period; (iii) any Liability for the payment of amounts of the type described in clause (i) or clause (ii) as a result of being a transferee of, or a successor in interest to, any Person or as a result of an express or implied obligation to indemnify any Person; and (iv) in each instance such term shall include any interest, penalties or additions to tax attributable to any such amounts.
“Tax Return” means any return, statement, declaration, report or form (including any estimated tax reports and returns, withholding tax reports and returns and information reports and returns) or other information required to be filed with respect to any Tax.
“Taxing Authority” means any Governmental Entity or taxing authority responsible for the assessment, collection or administration of any Tax.
“Termination Date” has the meaning set forth in Section 7.1(e).
“Third Party Claims” has the meaning set forth in Section 8.2.
“Trademarks” has the meaning set forth above, under “Intellectual Property.”
“Trade Secrets” means information and materials related to the business of either Company or Seller that is not commonly known by or available to the public and that: (i) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by property means by, other persons who can obtain economic value from its disclosure or use, and (ii) is the subject of efforts by the Companies and Seller to maintain its secrecy that are reasonable under the circumstances.
“U.S. Pipe” has the meaning set forth in the Recitals.
“U.S. Pipe LLC Agreement” has the meaning set forth in Section 3.1(b).
“U.S. Pipe Sale” has the meaning set forth in Section 5.19(a).
“U.S. Pipe Units” has the meaning set forth in the Preamble.